EXHIBIT 99.1

MERIDIAN GOLD INC.

1 First Canadian Place
39th Floor
100 King Street West
Toronto, Ontario
M5X 1B2

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2006

DATED MARCH 28, 2007

MERIDIAN GOLD INC.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

ITEM 1: COVER PAGE	1
ITEM 2: TABLE OF CONTENTS	2

Glossary of Terms	3
Cautionary Statement	5

ITEM 3: CORPORATE STRUCTURE
Name and Incorporation	5
Intercorporate Relationships	5

ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS	6
ITEM 5: NARRATIVE DESCRIPTION OF THE BUSINESS
Mineral Reserves and Resources	7
Exploration	9
Uses of Gold and Silver.	9
Refining and Marketing	10
Hedging Program	10
Risk Factors	11
Property Interests	15
Employees	17
Description of Properties	17
El Peñón	17
Esquel	22
Rossi	25
Beartrack	27
Minera Florida	27
Jeronimo	30
Mercedes.	31

ITEM 6: DIVIDENDS	31
ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE	31
ITEM 8: MARKET FOR SECURITIES	32
ITEM 9: ESCROWED SECURITIES	32
ITEM 10: DIRECTORS AND OFFICERS	32
ITEM 11: PROMOTERS	39
ITEM 12: LEGAL PROCEEDINGS	39
ITEM 13: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40
ITEM 14: TRANSFER AGENTS	41
ITEM 15: MATERIAL CONTRACTS	41
ITEM 16: INTEREST OF EXPERTS	41
ITEM 17: ADDITIONAL INFORMATION	41

GLOSSARY

The following mining terms have the following meanings in this Annual Information Form:

"cash cost of production"
Includes site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties but does not include capital, exploration, depreciation and financing costs. Total cash costs are reduced by by-product silver credits and zinc, where applicable, and are then divided by payable gold ounces to arrive at net cash cost of production per ounce. Cash cost of production is not a GAAP measure

"deposit"
A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as commercially mineable tons or as containing material reserves, until final technical and economic factors have been resolved.

"development"	The preparation of a known commercially mineable deposit for mining.

"doré"	Unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals which will be further refined to almost pure metal.

"exploration"	The search for mineral deposits (reserves) which are not in development or production.

"Merrill-Crowe"	A process whereby precious metals contained in a mineral-bearing cyanide solution are precipitated by the addition of powdered zinc.

"mill"	A plant where ore is ground, usually to fine powder, and the metals are extracted by physical and/or chemical processes.

"mineral reserve"
The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

"mineral resource"
A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

"mineralization"	Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

"ore"	A metal or mineral bearing rock or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

"ounces"	Troy ounces.

“open pit mine”	A mining operation whereby ore is removed from the surface of an ore body.

"probable mineral reserve"
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"production"	The exploitation of a mineral deposit or reserve.

"proven mineral reserve"
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.

"sub-level stoping"
An underground mining method used in large, steeply dipping orebodies where the wall rock is of a competent nature. Drives are developed in the ore on equally spaced levels, on retreat. The ore is extracted at the bottom of the stope on a haulage level.

"total cost of production"	Total production costs are comprised of cash cost of production plus depreciation/depletion and amortization, and reclamation provision. Total cost of production is not a GAAP measure.

The dollar amounts in the Annual Information Form are expressed in United States dollars except where otherwise indicated. The information set forth in this Annual Information Form is as of December 31, 2006 unless an earlier or later date is indicated.

CAUTIONARY STATEMENT

Certain statements in this Annual Information Form constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly predicted or implied by such forward-looking statements. Such risks, uncertainties and other factors are set forth in "Item 5: Narrative Description of the Business - Risk Factors" and elsewhere in this Annual Information Form.

ITEM 3: CORPORATE STRUCTURE

Name and Incorporation

Meridian Gold Inc. ("Meridian" or the "Company") is a Canadian corporation that was incorporated on February 28, 1996 as 3232701 Canada Inc. under the Canada Business Corporations Act. By articles of amendment, the Company subsequently changed its name to Vulcan Gold Inc. (April 30, 1996), and Meridian Gold Inc. (June 5, 1996). On July 22, 1996, Meridian Gold Inc. and Meridian Canada Inc. amalgamated under section 185 of the Canada Business Corporations Act. On December 31, 1999, Meridian Gold Inc. and a former subsidiary of the Company, Meridian Gold Canada Inc., amalgamated under section 185 of the Canada Business Corporations Act, becoming Meridian Gold Inc. Unless otherwise indicated or the context otherwise requires, references to Meridian or the Company herein include Meridian Gold Inc., or where appropriate, its predecessor and its subsidiaries.

Meridian’s predecessor, FMC Gold Company ("FMC Gold"), was formed as a Delaware corporation in 1987 through a combination of FMC Corporation’s North American Precious Metals interests. In June 1987, FMC Gold issued 7.5 million shares of common stock to the public and FMC Corporation held the remaining shares. In May 1990, FMC Gold issued 8.0 million shares of common stock to acquire the original Meridian Gold Company, a wholly-owned subsidiary of Burlington Resources. FMC Corporation held the remaining 58.8 million shares of common stock, or 80% of the outstanding shares of FMC Gold, at that time. Meridian acquired FMC Gold in July 1996 (the “Acquisition”). In connection with this acquisition, FMC Gold shareholders received one share of Meridian common stock ("Common Shares") and a $0.02 per share return of capital, totaling approximately $1.5 million, in exchange for each share of FMC Gold common stock. FMC Corporation sold its 80% interest in Meridian, which it acquired in the Acquisition, through a public offering in Canada of Meridian’s Common Shares in July 1996. Concurrent with FMC Corporation selling its interest in Meridian, FMC Corporation made a capital contribution to Meridian totaling approximately $3.7 million.

The Company's registered office is located at 1 First Canadian Place, 39th Floor, 100 King Street West, Toronto Ontario, Canada, M5X 1B2, and the executive office is located at 9670 Gateway Drive, Suite 200, Reno, Nevada, U.S.A. 89521-3952.

Intercorporate Relationships

A significant portion of Meridian’s business is carried on through subsidiaries. A chart showing the names of these subsidiaries and their respective jurisdictions of incorporation is set out below. All subsidiaries in the chart are 100% owned unless otherwise noted.

Meridian Gold Company	Delaware
Meridian Beartrack Company	Montana
Meridian Jerritt Canyon Corporation	Delaware
Meridian Minerals Corporation	Delaware
Meridian Rossi Corporation	Delaware
Meridian Gold Holdings (Cayman) Limited	Cayman Islands
Meridian Subco I Limited	Cayman Islands
Meridian Subco II Limited	Cayman Islands
Minera Meridian Limitada	Chile
Agua de La Falda (56.7% owned)	Chile
Minera Florida Limitada	Chile
Agua Frias S.A. (50% owned)	Chile
Inversiones Florida S.A.	Chile
Agricola y Forestal El Aseinto Limitada	Chile
Meridian Subco V (Argentina) Limited	Cayman Islands
Brancote Holdings PLC	United Kingdom
Scarabee Investments Ltd.	Cayman Islands
Emerald Limited	Cayman Islands
Villagarden S.A.	Uruguay
Minera Meridian Austral S.A.	Argentina
Subco V Cayman Argentina	Cayman Islands
Meridian Gold Holdings II (Cayman) Limited	Cayman Islands
Subco III (Argentina) Limited	Cayman Islands
Subco IV (Peru) Limited	Cayman Islands
Minera Meridian Peru S.A.C.	Peru
Meridian Gold (Barbados) Limited	Barbados
Meridian Gold Holdings (Mexico) SADCV	Mexico
Minera Meridian Minerales SRLCV	Mexico
Minera Meridian Mexico SRLCV	Mexico

ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS

Business of the Company

The Company has been engaged in mining and the exploration of gold and other precious metals since 1981. During the past three completed fiscal years ended December 31, 2006. Meridian’s revenue producing properties were its El Peñón mine and Minera Florida mine in Chile.

The Company has advanced stage exploration programs in Chile, Mexico and the United States. Early stage exploration programs are being conducted primarily in Chile, Mexico, Nicaragua, Peru and the United States. The Company impaired the value of its advanced stage exploration project in Esquel, Argentina at December 31, 2005 to its fair market value of a non-mining property.

The Company has produced over 6.7 million ounces of gold from five mine sites since 1981. Since 1986, the Company and its predecessors have continuously produced at least 150,000 ounces of gold annually from mining operations either directly or through joint ventures. In 2006, the Company produced the following:

Location	Gold Ounces	Silver Ounces	Zinc Tonnes
El Peñón	230,145	6,428,905	-
Minera Florida	37,968	135,463	1,921

As of December 31, 2006, Meridian had total proven and probable reserves of approximately 2.0 million ounces of gold at the El Peñón mine and 0.4 million ounces of gold at Minera Florida.. The total balance mineral reserve and mineral resource are detailed below on pages 7 and 8.

The Company’s strategy is to expand its proven and probable reserves as well as its mining and processing operations by developing existing producing properties, pursuing advanced stage exploration properties, discovering new properties through its exploration program and making selective acquisitions.

During the past three fiscal years ended December 31, 2006, the major influences on the development of the Company's business have been:

•
the purchase of Minera Florida S.A for $100.0 million from Minera Las Cenizas S.A. in July of 2006. In addition to the purchase price a royalty will be paid to Agua Frias, S.A., which is 50% owned by the Company, and to another party. The Company filed a Form 51-102F4 Business Acquisition Report and a NI 43-101 compliant Technical Report for Minera Florida.

•
the purchase of 56.7% of Agua de la Falda S.A. for $20.0 million from the Corporación Nacional del Cobre de Chile (“CODELCO”). In addition the Company is required to prepare a feasibility study. Agua de la Falda’s properties are located approximately 50 kilometers southeast of El Salvador in the Third Region of Chile and include the Jeronimo Deposit.

•
the signing of a purchase option agreement with Infogeo Servicios e Locacoes Ltda for the Bon Sucesso project located near Brazilia, Minas Gerais state, Brazil. An agreement was signed in November of 2006 and provides Company up to 3 years to exercise the purchase option for $1,000,000 and a 2% NSR. The Bon Sucesso project hosts gold mineralization with mesothermal shear zones hosted quartz veins which are exposed as float along a 7 kilometer trend.

•
the purchase of the Fortuna property in Chile for $7.5 million from Gold Fields Ltd. in March of 2005. In addition to the purchase price, a 2% royalty will be paid to Gold Fields Limited on all precious metals production at the Fortuna property. The property is located roughly 10 kilometers from the El Peñón mine, containing 78 sq. kilometers of land.

•
the Company has seen the expansion of the El Peñón mine in Chile from a 2,000 tonnes per day facility to over 2,500 tonnes per day and the addition of reserves and resources through an aggressive exploration program in the El Peñón and Fortuna mine claim blocks.

•	the impairment of the Esquel property and subsequent reclassification of its reserves to a resource category in 2005.

•	the Company spent $71.1 million in exploration in search of new economic gold properties and the expansion of resources on existing properties.

ITEM 5: NARRATIVE DESCRIPTION OF THE BUSINESS

Mineral Reserves and Resources

Although the Company has carefully prepared and verified its calculations of the mineral reserves and mineral resources presented below and elsewhere in this document and believes that its methodology has been confirmed through mining experience, such figures are estimates and no assurance can be given that the indicated level of gold will be produced. Gold price fluctuations may subsequently render mineral reserves containing comparatively lower grades of gold mineralization uneconomic. Additionally, short-term operating factors relating to the mineral reserves, such as the need for orderly development of mineable bodies or the processing of new or different material types, may cause reserves to be modified in the future.

The Company’s internal estimates of proven and probable mineral reserves and mineral resources as of December 31, 2006 and December 31, 2005 are as follows:

	December 31, 2006											December 31, 2005
		Grade				Contained Ounces(3)						Grade					Contained Ounces(3)
	Tonnes	Gol d	Silver	Zinc		Gold		Silver		Zinc		Tonnes	Gol d		Silver		Gol d		Silver
	(mils )(2)	(g/t)	(g/t)	(%	)	(K oz	)	(K oz	)	(tonnes	)	(mils)(2)	(g/t	)	(g/t	)	(K oz	)	(K oz	)
El Peñón
Proven and probable reserves	9.3	6.6	275	-		1,967		81,791		-		8.4	7.8		283		2,109		76,396
Mineral resources
Measured and indicated	3.6	8.1	208	-		935		24,021		-		2.7	8.5		222		741		19,337
Inferred	2.5	7.9	263	-		626		20,759		-		2.3	8.2		380		595		27,700
Minera Florida
Proven and probable reserves	2.2	5.3	27	1.5		369		1,878		31,252		-	-		-		-		-
Mineral resources
Measured and indicated	2.0	4.6	17	1.2		289		1,080		23,721		-	-		-		-		-
Inferred	2.9	5.5	30	1.4		504		2,752		39,348		-	-		-		-		-
Rossi (40% share) (4)
Proven and probable reserves	-	-	-	-		-		-		-		-	-		-		-		-
Mineral resources
Measured and indicated	0.2	15.4	-	-		109		-		-		0.2	15.4		-		109		-
Inferred	0.3	12.9	-	-		133		-		-		0.3	12.9		-		133		-
Esquel
Proven and probable reserves	-	-	-	-		-		-		-		-	-		-		-		-
Mineral resources
Measured and indicated	4.7	15.0	23	-		2,286		3,523		-		4.7	15.0		23		2,286		3,523
Inferred	0.9	9.9	21	-		274		575		-		0.9	9.9		21		274		575
Total - Meridian’s Share
Proven and probable reserves	11.5	6.3	226	1.5		2,336		83,669		31,252		8.4	7.8		283		2,109		76,396
Mineral resources
Measured and indicated	10.5	10.7	85	1.2		3,619		28,624		23,721		7.6	12.8		90		3,136		22,860
Inferred	6.6	7.2	114	1.4		1,537		24,086		39,348		3.5	8.9		251		1,001		28,275

	2006			2005
(1) Metal price assumptions:	Gold	Silver	Zinc	Gold	Silver
El Penon	$470	$7.50	$-	$350	$6.00
Minera Florida	$470	$7.50	$1,600	$-	$-
Rossi	$-	$-	$-	$-	$-
Esquel	$-	$-	$-	$-	$-

The total may not add due to rounding.

The December 31, 2006 models were prepared under the supervision of Greg Walker, P. Geo., an employee of Meridian Gold, and were audited by Dave Rennie, P. Eng., and Jim Pearson, P. Eng., of Scott Wilson Roscoe Postle Associates Inc. (“RPA”), all of whom are qualified persons as defined in National Instrument 43-101 of the Canadian Securities Administrators.

The June 30, 2006 Minera Florida models were prepared under the supervision of Greg Walker, P. Geo., an employee of Meridian Gold, and were audited by Hrayr Agnerian, P. Geo., and Jim Pearson, P. Eng., of Scott Wilson Roscoe Postle Associates Inc. (“RPA”), all of whom are qualified persons as defined in National Instrument 43-101 of the Canadian Securities Administrators.

The Rossi resources were prepared as of December 31, 2005 under the supervision of Robert Wheatley, P. Geo., an employee of Meridian Gold and a qualified person as defined in National Instrument 43-101 of the Canadian Securities Administrators. An independent resource and reserve audit of the Barrick Gold resource and reserve modeling will be conducted in 2007 and a NI 43-101 Technical Report will be issued.

The Esquel resource models were prepared as of December 31, 2002 under the supervision of Greg Walker, P. Geo., an employee of Meridian Gold and a qualified person as defined in National Instrument 43-101 of the Canadian Securities Administrators. The reserves were removed from the reserve and resource schedule because of continuing delays in permitting the project. Resources were restated at a 5.0 g/t gold cutoff to reflect the probable change to an underground mining operation from a combination open pit and underground operation. The reported resources at a 5.0 g/t Au cutoff are taken from Tables 1.1 and 1.2 of the March 2003 Technical Report.  These resources may be affected by negotiations to address the community’s objections to project development.  The change in reserve and resource reporting was approved by Robin Young, P.Geo., of Western Services Engineering Inc. as the independent Qualified Person as defined in National Instrument 43-101,  who prepared the March 2003 Technical Report

(1)       Based on optimized mine plans, which incorporate as necessary the impacts of dilution and access for Meridian’s operations.
(2)      Contained ounces exceed recoverable ounces due to metal losses experienced during the extraction process. Precious metal recoveries are dependent on the process used, grade of ore and metallurgy. Estimated gold recoveries for the El Peñón mill material are 96%. Estimated recoveries for Minera Florida are 81%. These estimated recoveries have not been reflected in the tables above.
(3)    This data represents solely the Company’s 40% share of the mineral reserves / resources of the Rossi Joint Venture. Barrick Gold Corporation acquired a 60% ownership in the Rossi property during 2003.
(4)    This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. This section also uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Reconciliation of Mineral Reserves
(in millions)

	Dec. 31, 2005 Reserves		Ounces Produced in 2006		Increase (Decrease)		Dec. 31, 2006
	Gold Ounces	Silver Ounces	Gold Ounces	Silver Ounces	Gold Ounces	Silver Ounces	Gold Ounces	Silver Ounces
El Peñón	2.1	76.4	0.2	6.5	0.1	11.9	2.0	81.8
Minera Florida	-	-	0.1	0.1	0.5	2.0	0.4	1.9
Total	2.1	76.4	0.3	6.6	0.6	13.9	2.4	83.7

The increase in the reserves for the Minera Florida mine is due to the acquisition of Minera Florida S.A. and the exploration activities of the Company.

Exploration

The Company engages in exploration drilling to develop additional resources on its projects and to advance existing projects to development of mine status. In addition, it engages in grassroots exploration in order to evaluate the quality of projects in which it has an interest.

The following table presents the Company’s historical exploration expenditures for the years ended December 31, 2006 and 2005.

	2006	2005
	(in millions)
Chile	$15.0	$15.7
Argentina	2.1	2.7
United States	3.3	2.4
Nicaragua	1.5	2.4
Peru	1.9	0.7
Mexico	1.9	0.7
Other	0.9	0.4
Total	$26.6	$25.0

The amounts spent for Argentina represent general exploration activities in the country plus administrative and holding costs.

Uses of Gold and Silver

The principal uses of gold and silver worldwide are product fabrication and bullion investment. Product fabrication encompasses a broad spectrum of end uses, the most significant of which is the production of jewelry. Other fabrication uses include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Refining and Marketing

Gold and silver are traded as commodities and can be easily sold in numerous markets throughout the world at readily determinable prices. Due to the large number of potential gold and silver purchasers, the Company does not believe it is dependent upon any one customer for its sales. The Company’s gold and silver doré production is currently purchased by Standard Bank Limited, London and Auramet Trading, New York. The Company shipped to three refiners, Johnson Matthey, Canada, Argor-Haraeus, Switzerland, and ENAMI, Chile in 2006 and Johnson Matthey, England, Johnson Matthey, USA and Argor-Haraeus, Switzerland during 2005. Johnson Matthey, Canada, and Argor-Haraeus, Switzerland, represented 10% or more of consolidated sales during 2006 and 2005. In view of the size of the international bullion markets, the Company believes that several other refiners or banks would be willing to purchase the Company’s production if any of the current customers should discontinue buying from the Company.

Hedging Program

Pursuant to the requirements of a loan facility, the Company instituted an expanded hedge program in 2001, consisting of gold fixed forwards and silver forwards. Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices. During 2002, upon the removal of the Company’s long-term credit facility with the Standard Bank syndicate, the Company was relieved of its requirement to maintain its gold forward hedge program. The Company closed its long-term gold forward contracts as of June 30, 2002. Under applicable accounting standards, the Company was required to defer recognition of the gains related to closing out these contracts in its financial statements until the expiry date of the contracts, which ended in 2004. During 2004 and 2003, the Company recognized $1.2 million and $1.9 million, respectively, of the deferred revenue on expiring gold forward contracts. This concludes the recognition of any deferred revenue arising out of this transaction.

At December 31, 2003, the Company had remaining forward sales commitments for 2,000,000 ounces of silver at an average price of $5.34 per ounce for delivery during 2004 associated with the former Standard Bank loan. In addition, in 2003, with the sharp rise in silver price, the Company entered into silver contracts for delivery during 2004. At December 31, 2003, the Company had remaining a commitment of 2,200,000 ounces of silver relating to these contracts at an average price of $5.05 per ounce for delivery during 2004. During the three months and twelve months ended December 31, 2004, 2.0 million and 4.2 million ounces, respectively, of silver production were delivered against these contracts and the remaining contracts were delivered into or settled during 2004.

In the third quarter of 2005, the Company purchased European style put option contracts for 250,000 ounces of silver with a strike price of $7.00 and an expiration date of January 27, 2006.  These puts guaranteed the Company the right to sell the specified silver ounces for no less than the strike price on the expiration date.  The option premium paid of $62,000 has been expensed.

In the fourth quarter of 2006, the Company purchased European-style call option contracts for 310,000 ounces of silver with a strike price of $13.25 and an expiration date of December 2009.  These calls guaranteed the Company the right to sell the specified silver ounces for no more than the strike price on the expiration date.  The option premium paid of $729,500 is being allocated over the term of the contracts. In 2006, the Company also entered into forward sale contracts for 950,000 ounces of silver at an average price of $13.13 for delivery between March 2007 and December 2009. Subsequently the Company entered into a Master Purchase Contract (“MPC”) and transferred the silver call options and forward sale contract under the MPC and designated the contracts to be normal sale contracts. The Company adjusted the value of the derivative contract to market at the time they were placed under the MPC and recorded income.

Also in the fourth quarter of 2006, the Company entered into zinc forward sale contracts for 5,050 tonnes for delivery in 2007, 2008 and 2009 and will be marked to market during each period. During 2006, the Company recorded a loss of $2.2 million on these contracts as other income.

The nature and extent of future gold and silver hedging by the Company is dependent upon its continuing assessment of gold market conditions and other factors. Due to changes in market conditions and other factors, there can be no assurance as to the future success of the Company’s hedge program. The Company may, in the future, utilize alternate hedging vehicles or discontinue its hedging program entirely, as circumstances warrant.

For a detailed discussion of the Company’s hedge position at December 31, 2006, see note 20 - Forward Contracts in the Company’s 2006 Annual Report, incorporated herein by reference.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Meridian’s operations and industry which may have a material impact on, or constitute risk factors in respect of, Meridian’s future financial performance:

Fluctuations in the Market Price of Precious Metals

The profitability of the Company’s operations is directly related to the market price of gold and silver. The prices of gold and silver have fluctuated in the past, particularly in recent years, and are affected by numerous factors, including expectations of inflation, the relative exchange rate of the U.S. dollar, speculative activities, global and regional demand and production, political and economic conditions and production costs in major producing regions. The Company is unable to control the prices for these commodity metals. If the price for gold or silver were to decline significantly, the Company’s revenue or reserves could decrease. In addition if such a decline were to occur and the Company’s marginal revenues were to fall below and remain below the marginal costs of production at any particular mine for any significant period, the Company could experience losses at that mine and as a result may determine that it is not economically feasible to continue commercial production at that mine.

Mining Industry Risks

The exploration for and development of mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish material reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation. If exploration results in few or no new mines, future revenues may decline.

Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, precious metal prices which are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.

Uncertainty of Title to Properties

The mining code of Chile provides for transfer of titled mineral rights to a claimant, domestic or foreign, upon completion of a specified process. In Chile, the law permits a corporation to hold title to their mining concessions in their names. However, under Chilean mining law, the beneficiary of a mining exploration concession is required to take legal measures to transform its mining exploration concession into a mining exploitation concession, in accordance with the mining code. If such measures are not taken by the Company, or if the annual fees for mining concessions are not paid each year, the Company can lose its title over its mining concessions, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

In Chile, the Company maintains title in its name to its properties and believes that it has completed the requisite title processes. Although the Company believes it has taken reasonable measures to ensure proper title to its mining concessions in Chile, there is no guarantee that title to any of its mining concessions could not be challenged by a third party, which may have valid claims underlying portions of the Company’s interests.

The validity of unpatented mining claims on U.S. public lands, which constitutes a portion of the Company's U.S. property holdings, is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s property interests are subject to various uncertainties which are common to the industry, with the attendant risk that some titles, particularly on undeveloped properties, may be defective. The Company may fail to obtain sufficient mining rights in a timely manner and may lose a valuable property.

The various properties comprising the Esquel gold project in Argentina are classified as either ‘‘claims’’ or ‘‘mines’’ and are either owned outright by Meridian’s wholly-owned indirect subsidiary Minera Meridian Austral S.A. (“MED”), or through option contracts between MED and the direct owners. Claims constitute exploratory rights for a period of time, after which the tenant must file a discovery manifestation (Manifestacion de Descubrimiento) with the provincial mining authority in order to change its status to a mine. A mining property permits the owner to extract the minerals once the corresponding environmental impact report has been filed. An annual mining fee must be paid in respect of all mines from the date of their registration. Some of the mining properties held by MED are currently pending registration with the provincial mining authority and are not yet required to pay the applicable annual mining fee.

Risk Associated with Foreign Operations

The Company currently has investments and exploration projects in Chile, Peru, Argentina, Nicaragua, and Mexico. These investments and projects, as well as any other investments or projects made or undertaken in the future in other developing nations, are subject to the risks normally associated with conducting business in such countries, including labor disputes and uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation laws or policies of particular countries, foreign taxation, limitations on ownership and on repatriation of earnings, and foreign exchange controls and currency fluctuations. Foreign investments may also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation. If the Company’s operations in a particular foreign country were halted, delayed or interfered with, the Company’s business could be adversely affected.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Existing or future environmental regulation may materially adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation of the Mining Industry

Government approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of properties.

The exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Mining Related Taxes

During 2005, a specific tax on mining companies was adopted by the Chilean government. This law takes effect as of January 1, 2006. The mining tax is a sliding scale tax from 0 to 5% of earnings before interest and taxes. The rate is determined by a mining company’s equivalent revenues as compared to the revenues from a determined amount of tonnes of copper sales. The rate uses a sliding scale based on the value of 0 to 50,000 tonnes of fine copper sales. Below the 50,000 tonne limit a progressive scale is applied with a maximum effective rate of 1.93% on earnings before taxes. Above the 50,000 tonnes equivalent the maximum rate is applied with no sliding of the scale, or a 5% effective rate. The company started paying the mining tax on a monthly provisional basis starting February 2006, according to Chilean tax law for the El Peñón production. Due to the volume of production at the Minera Florida property, it is not subject to the mining specific tax.

Properties Without Known Mineable Reserves

Certain of the Company’s properties are in the exploration stage and it has not yet been determined whether these properties contain ore reserves that are economically recoverable. The activities of the Company will continue to be directed towards the search for, evaluation and development of mineral deposits. There is no assurance that the expenditures of the Company will result in discoveries of commercial ore bodies. Furthermore, there can be no assurance that the Company’s estimates of future exploration expenditures will prove accurate and actual expenditures may be significantly higher than currently anticipated. If the Company incurs large expenditures without finding commercial ore bodies, its revenues and earnings could be adversely effected.

Uncertainty as to Calculations of Mineral Reserves and Ore Grades

There is a significant degree of uncertainty attributable to the calculation of mineral reserves, and corresponding ore grades. Until the material is actually mined and processed, mineral reserves, and ore grade must be considered as estimates only. Consequently, there can be no assurance that any mineral reserve or ore grade information contained in this Annual Information Form will prove accurate. In addition, the quantity of mineral reserves may vary depending on mineral prices and other factors. Any material change in mineral reserves, ore grades or stripping ratios may affect the economic viability of the Company’s projects. Furthermore, mineral reserve information should not be interpreted as any assurance of mine life or of the potential profitability of existing or future projects.

Accounting for the Impairment of Long-lived Assets

In determining whether or not the Company has an impairment, an analysis is undertaken of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the analysis must take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions which could result in the future recognition of an asset impairment.

Should a change in economic assumptions occur, causing the estimate of future cash flows to fall below the carrying value of the Company’s assets, the Company will first write down the net deferred tax liability associated with the assets rendering no impact to the consolidated statements of operations. Following this, should additional impairment be required, the Company will further write down the assets to the consolidated statement of operations under the heading of impairment of mineral properties.

Union Collective Contract Negotiation

The mining industry in Chile is highly unionized, and the labor force has formed unions at both of the Company’s properties in Chile. Collective bargaining agreements are entered into with the unions under the guidelines of the national labor law. Collective agreements range from 2 year to 4 year contracts. The company periodically negotiates a collective contract with its workforce. One of the negotiation mechanisms available to the unions is the ability to strike. There is uncertainty as to the probability of a strike and also to the duration, should one occur. A prolonged strike could affect production and therefore impact earnings and cash flow of the Company.

Requirement of Additional Financing

Future development of the Company’s properties or new properties may require additional financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favorable to the Company. This could potentially impact the growth plans for the Company.

Uninsured Risks

The Company carries insurance to protect against certain risks, in such amounts as it considers adequate. Risks not insured include environmental pollution, mine flooding or other hazards against which mining companies generally cannot insure or against which the Company may elect not to insure because of high premium costs or other reasons. Failure to have insurance coverage for any one or more of such risks or hazards could have a material adverse effect on the Company’s business, financial condition and results of operations if one of these risks were to occur.

Risk of Hedging Strategies

In order to mitigate some of the risks associated with downward fluctuations in metal prices, the Company has used, and may in the future use, various price hedging strategies, such as selling future contracts for the material produced, or purchasing put options. The Company continually evaluates the potential short- and long-term benefits of engaging in such price hedging strategies based upon current market conditions. No assurance can be given, however, that the use of price hedging strategies will always benefit the Company. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough gold, silver or zinc to satisfy its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its profits could be adversely affected. See "Item 5: Narrative Description of the Business - Hedging Program" for further discussion of the Company’s hedging program.

Competition

The Company competes with other mining companies in connection with the search for and acquisition of properties producing or capable of producing gold, silver and other precious metals. Failure to acquire gold, silver and other precious metals properties could materially adversely affect the Company's prospects for success in the future.

Dependence upon Key Management Personnel

The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Potential Volatility of Market Price of Common Shares

The market price of the Company’s common shares may be highly volatile. Factors such those discussed in this section as well as changes in stock market analyst recommendations regarding the Company, may have a significant effect on the market price of the common shares. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Dilution

The Company’s Certificate and Articles of Amalgamation, as amended, provide that the Company has an unlimited number of authorized common chares and preference shares that may be issued. Under applicable Canadian law, shareholder approval is not generally required for the Company to issue shares of either class of capital stock. Moreover, the Company has various commitments that could require the issuance of a substantial number of additional common shares as follows: exercise of stock options outstanding under the Meridian Gold Inc. 1999 Share Incentive Plan, and issuance of common shares pursuant to a Shareholder Rights Plan, which is triggered by a "Take-over Bid" meeting certain criteria. For additional details, see Note 13: Share Capital of the Consolidated Financial Statements in the Company’s 2006 Annual Report to Shareholders, which is incorporated herein by reference.

Certain Anti-Takeover Effects

The Company has established a Shareholder Rights Plan, which may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. The Plan may result in holders of the common shares receiving a premium over the prevailing market price for their common shares in a change of control transaction.

For further discussion of the Plan, see Note 13: Share Capital of the Consolidated Financial Statements in the Company’s 2006 Annual Report to Shareholders, which is incorporated herein by reference. The 2006 Annual Report may also be found on SEDAR at www.sedar.com.

Property Interests

Chile

In Chile, mineral rights are granted by ordinary courts of justice in the form of mining concessions. Any person, whether a Chilean national or a foreigner, may apply for the granting of mining concessions subject to compliance with the requirements provided for under Chilean law. The holder of a mining concession is protected by the ownership right on such concession. The right over the concession, which is independent from the ownership right on the surface land, is transferable and may be subject to mortgage. The mining concession entitles its holder to dispose of all mineral resources contained within its boundaries.

Mining concessions are of two types:

(i) An Exploration Concession, whereby the holder is legally entitled to explore for mineral substances in a certain area for a period of two years, at the expiration of which the concession may be extended for an additional two year period if the area covered by the concession is reduced by half and provided the applicable annual tax is paid.

(ii) An Exploitation Concession, whereby the holder is legally entitled to exploit mineral substances contained therein for an indefinite period of time subject to payment of the annual tax. The Company holds Exploitation Concessions for all of the land on which current El Peñón reserves are located.

The holder of an Exploration Concession has the exclusive right to initiate the procedure to obtain an Exploitation Concession within the boundaries and during the time period of the Exploration Concession. The holder of each type of mining concession is entitled by law to impose easements on the surface land in order to facilitate mining exploration or exploitation activities. Any compensation to be paid to the owner of the surface land for the easement is to be determined by mutual agreement or, failing such agreement, by the court. The acquisition of mineral interests in Chile is normally initiated either through the filing of an application to the courts to obtain the granting of new mining concessions or by acquiring existing mining concessions.

The legal procedure to obtain the granting of a new mining concession is regulated in detail in the Chilean Mining Code. A special characteristic of this judicial procedure is that the applicant is required to be active and to expedite the proceeding in order to comply with deadlines established in the Chilean Mining Code for the performance of certain tasks to be fulfilled in order to obtain the grant of the concession. The judge has an active role, and the proceeding may become contentious in some cases (i.e., in the event of third party opposition to the survey petition).

Parties that have already registered mining concessions may transfer these concessions in Chile. The execution of an option or promise purchase contract regarding existing mining concessions may enable an interested party to develop exploration or exploitation mining work in a given area already legally protected. Chilean law also enables the party interested in acquiring a mining concession to enter into a variety of different contractual arrangements (i.e., deferred installment payments or undertaking to carry out exploration activities as payment of the purchase price) in contemplating the option to purchase or abandon the mining concession.

United States

Mineral interests in the United States are owned by U.S. federal and state governments and private parties. In order for the Company to explore or develop a prospective mineral property that is owned by a private party or by a state, it must enter into a property or mineral rights acquisition agreement. The Company may also acquire rights to explore for and produce minerals on U.S. federally-owned lands. This acquisition is accomplished through the location of unpatented mining claims upon unappropriated U.S. federal land pursuant to procedures established principally by the General Mining Law of 1872, as amended (the "General Mining Law") and the Federal Land Policy and Management Act of 1976 (or the acquisition of previously located mining claims from a private party as described above). These laws and regulations generally provide that a citizen of the United States (including a U.S. corporation) may acquire a possessory right to develop and mine valuable mineral deposits discovered upon unappropriated U.S. federal lands, provided that such lands have not been withdrawn from mineral location (which would include, for example, lands included in national parks and military reservations and lands designated as part of the National Wilderness Preservation System). This right can be freely transferred and is protected against appropriation by the government without just compensation. Also, the claim locator acquires the right to obtain a patent (or deed) conveying fee title to his claim from the U.S. federal government upon compliance with certain additional procedures.

Argentina

Minerals are the property of the provinces in which they are located. Private persons can obtain from the respective provincial mining authorities the exclusive rights to explore and to exploit minerals via permits and concessions, respectively.

The Argentine Mining Code considers that both mining exploration and exploitation, and the concession of a mine and related acts, have higher priority than any other activity of the soil. Consistently, surface owners can not prevent the granting of mining rights and properties or commencement and/or continuity of mining activities thereon, without prejudice to their right to collect the corresponding indemnity, as a consequence of the use of their land by the miner and the damages derived from mining activities.

Claims constitute exploratory rights for a period of time, after which the tenant must file a discovery manifestation (Manifestacion de Descubrimiento) with the provincial mining authority in order to change its status to a mine. A mining property permits the owner to extract the minerals once the corresponding environmental impact report has been filed. An annual mining fee must be paid in respect of all mines from the date of their registration. Some of the mining properties held by MED are currently pending registration with the provincial mining authority and payment of the applicable annual mining fee is not yet required.

Employees

As of December 31, 2006, the Company had approximately 543 employees worldwide. There are approximately 247 employees of Minera Meridian Limitada (“MML”) in Chile, a wholly-owned indirect subsidiary of the Company and operator of the El Peñón mine. MML signed a four-year collective employment contract with its workers at El Peñón in the fourth quarter of 2003. The employees are represented by an elected employee council. During 2006, a union was formed representing roughly 40% of the workforce. As a majority of the workforce is already under the collective contract from 2003, no collective bargaining agreement has been negotiated at this time. The current contract expires in 2007 and will be negotiated in due course before the expiration date. Minera Florida Limitada, (“MFL”) in Chile, a wholly-owned indirect subsidiary of the Company and operator of the Pedro Valencia mine has approximately 238 employees. There are two unions which represent the workforce. The union and the Company entered into a 2 year collective contract on January 1, 2006. There are approximately 8 employees in Argentina who are employees of a wholly-owned, indirect subsidiary of the Company. There are 4 employees working on site at the Beartrack property. The Company also employs approximately 33 people at its corporate headquarters in Reno, Nevada. The remainder of the Company’s employees are located at various exploration sites in North and South America. The Company believes its relationship with its employees is good.

Description of Properties

During 2006, as well as in 2005, Meridian produced most of its gold and silver from the El Peñón property in Chile, which is identified as material to the Company under National Instrument 43-101 of the Canadian Securities Administrators. The remainder of the production came from Minera Florida in Chile. In addition, the Company has advanced stage exploration programs underway in Chile (at El Peñón and Minera La Florida) and in Nevada (at Rossi) and early stage exploration programs underway primarily in Chile, Peru, Argentina, Mexico and Nicaragua. In addition, the Company has determined that the value of its advanced stage exploration program in Argentina (at Esquel) has been impaired and written down the value to the fair market value of a non-mining property in 2005.

Except as otherwise noted, the following descriptions and summaries of the Company’s projects are derived from the Technical Reports as well as, “Meridian Gold Secondary Offering”, “Esquel Gold Project Technical Report”, “Minera Florida Business Acquisition Report” or other subsequent press releases issued by the company and filed with the respective regulating bodies. Reference is made to the Technical Reports filed on SEDAR, including the Technical Report for Minera Florida, for a complete description of the Company’s properties and associated maps, photographs and references.

El Peñón

History, Location, Size and Access

The El Peñón property in Chile was the result of a grass-roots discovery made by Meridian geologists Chile in 1993.

The El Peñón property is located in the Atacama Desert in northern Chile, approximately 160 kilometers southeast of Antofagasta. The main access to the property is via a 40 kilometer paved road connecting the property to the Escondida Highway, with alternative access via a 40 kilometer gravel road from the Pan American Highway. The original property is comprised of approximately 750 square kilometers of contiguous mineral concessions situated at an elevation of about 1,800 meters. The El Peñón project is situated on concessions wholly owned by Minera Meridian Limitada (MML), a wholly-owned indirect subsidiary, and as detailed below purchased the 78 square kilometer Angelina property which was part of the joint venture with Gold Fields Chile Limitada (“Gold Fields”). An additional 191 square kilometers adjacent to the property are under an option agreement. MML has agreements for all surface lands required to facilitate its mining activities and has access to adequate water for its mine design.

In December 2003, Meridian signed a joint venture agreement with Gold Fields, to explore its Angelina property located 10 kilometers west of the El Peñón mine in Chile. Under the terms of the agreement, Meridian was to spend $1.25 million over four years to earn a 60% interest in the property. Meridian could increase its ownership to 80% by making a $1.0 million cash payment or by contributing some mining claims controlled by Meridian Company to the joint venture company, at Gold Fields’ election. During 2004, Meridian discovered the Fortuna vein system.

In March of 2005, MML, paid $7.5 million to Gold Fields Chile Ltda, a wholly-owned subsidiary of Gold Fields Ltd to become a 100% owner of the Angelina property including the Fortuna vein. In addition to the purchase price the Company will pay a 2% royalty on all precious metals production at the Fortuna Property. The property was further explored during 2005 to increase understanding and provide additional delineation of the Fortuna vein and other structures.

Geology and Mining

The El Peñón gold-silver deposit is located in the Longitudinal Valley of northern Chile, between the Mesozoic magmatic arc exposed in the Coast Range to the west and the Domeyko Cordillera to the east. The Domeyko Cordillera exposes a structurally complex sequence of Paleozoic to Tertiary volcanic and sedimentary rocks, which host the large late Eocene-early Oligocene porphyry copper deposits Escondida, Zaldívar, and Chuquicamata along a north-trending structural zone.

Volcanic and intrusive rocks located in the Longitudinal Valley are Late Cretaceous to Eocene in age. This north-trending volcanic belt, which includes the Augusta Victoria Formation, is characterized as an alkali-enriched, calc-alkaline volcanic suite that ranges from basaltic andesite to rhyolite. The bimodal character of this volcanic suite is inferred to have developed in relation to intra-arc or back-arc extension. The Paleocene to early Eocene volcanic belt hosts two other significant precious metal deposits, San Cristóbal and El Guanaco. In addition, the porphyry copper deposits at Cerro Colorado and Spence are located within this belt.

Volcanic rocks of the Augusta Victoria Formation underlie the El Peñón district. This formation consists of volcanic rocks that vary from basaltic andesite to high-silica rhyolite. The low-sulfidation epithermal vein deposit at El Peñón is spatially associated with a rhyolite dome complex that intrudes a sequence of pyroclastic and intermediate-composition flows. The dome complex is laterally extensive, extending a minimum of 3 kilometers from east to west and 5 kilometers from north to south. The dome complex consists of multiple magma pulses from several high-angle, crosscutting vent features.

Economic concentrations of gold and silver at El Peñón occur within volcanic hosted epithermal quartz veins and breccias. Typically, the ore deposits exhibit long strike length and range up to 24 meters in thickness with near-vertical dip, however, most mining occurs in vein widths of 1 to 5 meters. The hanging and footwall rocks are tuffs, rhyolites and andesites.

The Fortuna vein system lies within the same basic geographic structure and geology age as the El Peñón vein system.

Exploration and Drilling

Initial drilling on the property by the Company started in November 1993 and has continued through the present time. In 2006, 158,993 meters were drilled from surface. A large percentage of these meters concentrated on the definition and extension drill program of the Providencia vein system, located south of the Dorada structure. The Providencia vein was first identified in 2005, and the extensive drill campaign indicates the Providencia vein may be associated with the Dorada structure. During 2006, the structure was further drill tested north and south as far as possible from the surface extending the vein a total of 1.2 km length and adding to a total known depth of nearly 400 meters. 203 holes totaling 59,013 meters were drilled during 2006. The vein remains open to the south and at depth. The southern and deeper portions of the vein will be best tested from underground drill platforms. Two drifts are being driven to access the vein and allow the underground drilling program to commence. These drifts are expected to be completed during the first half of 2007. One of the drifts will connect the Providencia structure to the Dorada infrastructure. The second drift is being driven from the southern end of Quebrada Colorada. The Providencia vein was discovered early in 2005 and is located to the South of the Dorada vein.

As previously mentioned, the Fortuna vein was discovered in 2004. 258 holes were drilled, totaling 51,000 meters during 2006. Additional drilling on the Fortuna vein was performed to better define the structure that was extended to a strike length to more than 2 kilometers and the depth to more than 200 meters during 2005. In addition, the Dominador vein was identified in 2005 and was further delineated to extend its strike length to nearly 1 kilometer. The Dominador vein is located 300 meters west of the Fortuna vein. In addition, the Al Este and Angosta veins were identified and drilled during the latter half of 2006. Initial drill holes have returned some economical grades and widths. These structures will continue to be drilled in the first half of 2007, as limited work was completed

Exploration efforts have incorporated reverse circulation rotary and diamond core drilling from both surface and underground platforms. Reverse circulation rotary drilling is the primary method to test surface exploration targets. The bulk of the reverse circulation rotary surface drilling has been completed by Harris y CIA, Ltda. of Antofagasta, Chile and Terra Services Ltda of Chile. Diamond drill core is used for underground delineation in-fill drilling in various zones of the claim block, and to confirm and delineate deposits from surface when underground access is lacking. During 2006 and 2005, Terra Services Ltda.. also executed the underground diamond core drill contracts.

Reverse circulation rotary drilling employs face-sampling hammers or tricone roller bits. In both cases, the sample is collected or interchanged directly at the bit face. The drill steel consists of three or six meter dual walled reverse circulation rods. Drill holes are started using casing hammers to a depth of three to twelve meters. Samples are collected in a conventional rotary fashion. Once the casing is set, a drill collar is installed and discharge hoses connected so that cave material is discharged away from the rig and sampling site. To reduce the possibility of contamination at rod changes, the drill operator closely monitors the amount of waste material discharged. Another drill hose is connected from the drill head to the sampling cyclone. Sample lengths vary from 0.5, 1.0, and 2.0 meters depending on the purpose of the drill hole. Splitting techniques vary from wet to dry drilling and by sample length. In general, a 3/16 split of the total interval volume is captured by passing the total recovered material through a Jones or hydraulic splitter. Two splits per interval are kept for the surface exploration drill holes. The duplicate samples are used for quality control procedures (blind field doubles), bulk metallurgical samples and standards, or a physical record of the mineralized zones. The sample splits are bagged in 30 by 50 centimeter 0.30 millimeter polyethylene bags. A sample tag with the printed bar code is applied to the bags for identification purposes.

The core rigs are capable of drilling at all angles and to depths exceeding 500 meters with HQ core. The dominant core size drilled is HQ (2.4” diameter). The core rigs use 10 foot long drill steel and 5 foot triple tube core barrels. When necessary due to extensive overburden, the holes are pre-collared using reverse circulation drill rigs. Company surveyors lay out drill locations and orientations for rig set-up. The final drill hole location is resurveyed upon completion and after the rig has vacated the drill site. The down-hole deviation of all surface drill holes is measured by a digital gyroscopic method. Core, for both the surface and underground core holes, is placed in wooden core boxes that are labeled and the down-hole depths recorded on wooden blocks at core run boundaries. The core is transported to the geology logging area where the core is cleaned and logged. Core recovery is calculated by dividing length of the core per run by the run length. Rock Quality Designation (“RQD”) was defined by dividing the combined length of greater than 10 centimeter core pieces with natural breaks per drill run by the length of the drill run. Exploration surface and underground core holes are photographed using a digital camera. Sample intervals for assaying are defined using both geological contacts and the end of a drill run, whichever is shorter. Sample intervals do not exceed two meters in length.

Sampling and Analysis

ACME Analytical Laboratories (ACME) performs sample analysis for underground and surface exploration drill holes. Once the drill holes are completed, the samples are immediately transported to the ACME preparation facility that is maintained on site. Pulps are prepared and shipped by ACME to their laboratory in Santiago, Chile. The Company uses a systematic quality control process that inserts standards, blanks, and blind field doubles into each drill hole sequence. Standard and blank locations are determined by the logged geology. Five different standards with variable grades have been prepared from El Peñón mineralized material and statistically certified. Quality analysis is an on-going process on a monthly basis. Geoanalytica Ltda., of La Serena, Chile performed geochemical analysis on an as-needed basis to maintain a less than two week turn-around for assay results.

The main additions of mineral reserves in 2006 took place in the Providencia vein, the Fortuna vein systems including Dominador and the Martillo Flats vein. Due to the acquisition of the Minera Florida mine and exploration work performed on the property, the Company increased the mineral reserves for this property.

Exploration in 2007 is expected to concentrate on further drill testing of the Fortuna, Providencia, Dominador, Al Este and Angosta and other vein targets, exploring to outer boundaries of the known veins using underground platform diamond drill techniques, surface reverse circulation drilling, and collecting district scale geophysics.

Mineralization

Mineralization is dominated by gold and silver. Other deleterious elements and heavy metals rarely occur in concentrations above background levels for epithermal deposits. Mercury and arsenic are present only at very low concentrations. Gangue minerals within the ore are predominantly quartz, adularia and iron sulfides. Gold is present as free electrum or in association with pyrite. Visible gold is not uncommon. Silver occurs as electrum, silver sulfides and silver sulfosalts.

The depth of oxidation is variable, but generally extends 250 to 300 meters below ground level. The majority of the ore is oxidized with the exception of the southern, deeper extensions of the Quebrada Orito system.

The structurally controlled veins at Quebrada Orito have experienced post-mineralization movement, resulting in a tectonized fabric within the ore zones that locally affects the footwall rocks. Continuity of the ore zones has not been significantly disrupted by the post-mineral movement.

Mining of the ore bodies at El Peñón has historically been by open pit and underground methods. During 2005, all currently defined open pit ore bodies have been mined and mining during 2007 will be from underground. Exploration work may define other ore bodies that may be exploitable through the use of open pit mining.

Mechanized underground mining began late in the fourth quarter of 1999. Future underground mining will utilize a variety of methods dependent upon the geometry of the ore zone. Access to the mining areas is via four declines. Extraction of ore is accomplished by drift and fill and bench and fill methods. Backfill is placed to facilitate mining of subsequent stopes; cemented backfill is used in mining areas adjacent to existing stopes. Cemented backfill is prepared on the surface with a dedicated batch plant.

Ground conditions are generally good, with many of the access openings requiring no support. Within the stopes, ground support is predominantly shotcrete. In fractured ground, support will be provided by a combination of cemented rebar and fiberglass bolts, mesh and shotcrete, depending upon the degree of fracturing.

The underground production design capacity was 2,000 tonnes per day and the company is currently expanding the mine to extract 2,800 tonnes per day. During the last quarter of 2006, the average extraction rate was 2,339 tonnes per day. Underground mining in the core area of El Peñón is by contract with Constructora Gardilcic S.A., who supplied contract services for construction of the underground development. The mining contract was renewed in January, 2005 for a 5 year term. Under the terms and conditions of the contract, Meridian will perform all mine engineering functions as well as providing additional front-line supervision, for quality control purposes. Meridian provides power and water; all other costs of production are included in the contract cost structure. Payment is based upon volume and includes provisions for quality. The current contract with Constructora Gardilcic S.A. expires at the end of 2009. The underground mining at Fortuna will be performed by contract with Proyecta S.A. who is currently providing services in construction of the portal and principal ramp at Fortuna. A 5 year contract was signed during the third quarter of 2006. The terms, conditions and operational aspects of the contract are similar to those in the Gardilcic contract.

Current life of mine plans call for exploitation of remaining proven and probable mineral reserves. Additional mineralization has been identified, at similar or higher grades, which is expected to be converted to mineral reserves and consequently add significant mine life.

Milling

Processing of the ore at El Peñón involves primary jaw crushing, SAG milling, thickening, cyanide leach, counter current decantation, tails thickening and filtration, Merrill-Crowe precipitation and smelting to produce gold and silver doré. Filtered tailings are stacked in compacted lifts, where proprietary cyanide destruction technology is employed to reduce cyanide levels to below permitted levels.

Average gold and silver recoveries are expected to be approximately 96% and 92%, respectively.

The milling circuit is designed to process 2,000 tonnes per day at a target grind size of 105 microns. By year end 2006, Meridian was grinding at over 2,500 tonnes per day, at 85% passing 112 microns. Operational flexibility is enhanced by a crushing capacity which is nearly double that of the mill. Meridian personnel operate and maintain the process area. Projects are currently under way to expand the processing capabilities of the plant to 2,800 tonnes per day. These projects mainly involve a secondary crushing circuit, expansion of the filtration capacities, and the construction of additional leach tanks. These projects are largely completed and any unfinished work is expected to be completed during the first quarter of 2007.

Construction of the process facility took approximately ten months and was completed in September, 1999. Fluor Daniel Chile S.A. provided engineering, procurement and construction management for the project.

Following a construction period of ten months, the El Peñón mine began pre-commercial production on September 1, 1999. Commercial production began January 1, 2000, following a startup phase that went very well and required no capital modifications to reach designed throughput levels.

Electrical power is supplied by a line connected to the national grid. Back-up diesel fired power generation for the operation of critical mill equipment and mine ventilation is in place and operational. Long-term contracts for major consumables are in place, as are long-term refining contracts for the doré.

Recent Operations

During 2006, the Company sourced ore feed exclusively underground mining. In 2006, underground ore production was comprised of Quebrada Orito Veins (36%), Quebrada Colorada Veins (26%) and Cerro Martillo/Dorada Veins (38%).

Esquel

Current Status

On July 3, 2002, the Company completed an unconditional share purchase offer for Brancote, owner of the Esquel gold project. Permitting for the project and a feasibility study began in the third quarter of 2002. In March of 2003, with the feasibility study substantially complete, the project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine. The Company recognized that changes were necessary and has since changed the project management and enlisted the services of BSR, as well as others, to assist in understanding the community’s issues and needs. The Company operates an office in Esquel and is currently focused on addressing the concerns of the community and government authorities before it proceeds with final permitting and construction of the mine.

Management has regularly reviewed the status of the project and has reviewed the Esquel property for impairment on a quarterly basis since 2003, updating certain assumptions to reflect the latest information.  For the year ended December 31, 2004 the Company performed an impairment assessment using the following assumptions:

•	The impairment analysis assumed an open-pit and underground mine instead of the all open-pit mine.

•
We assumed current metal price as of each year end. As at December 31, 2004 the gold price was $436 and the silver price was $6.77. Additionally, we performed sensitivity analysis reflecting the effect of using lower metal prices, e.g. the three year average prices and a scenario with pricing at $300 per ounce.

•
We assumed production grades to be less than the grades reported in our mineral reserve and resource tables presented in the annual report, Form 40-F and technical report. This was done in an effort to find a conservative cut-off grade appropriate for the mine. We performed sensitivity analysis of grades rising and falling between 1-5%.

•	We assumed gold recoveries of 85% and silver recoveries of 71%. We performed sensitivity analysis using variations from 1-3%.

•
We assumed contained gold of 3.4 million ounces and gold production after recoveries of 2.9 million ounces. This reflects all known reserves and resources and a change in the economic cut off of the mine block model from $325 gold and $5 silver price per ounce to $350 gold and $6 silver. We have not included existing mineral deposits where drilling has occurred but not in a sufficient quantity to classify as a resource nor the potential discovery of new deposits.

•	We assumed a cost per tonne of $25. Our models are based on third party consultants’ studies plus contingencies and are within 3% of the amounts reported in the Technical Report.

•
We assumed life of mine capital for equipment, mine development and processing plant of $187 million for 2003 and 2004. Capital forecasts are based on independent consultant studies and contain contingencies up to 30% for specific capital items.

•	We assumed reclamation expenditures at December 31, 2003 and 2004 were $25 million and $35 million respectively.

Our economic models showed positive undiscounted cash flow for the project greater than the carrying value of the project. The main issue surrounding a possible impairment of the Esquel property is whether we will be able to obtain the permits. We believed we would ultimately obtain the permits to operate the mine and therefore no impairment was necessary at these dates.

Since this time, Meridian focused its efforts on identifying and addressing the community’s concerns. Activities have culminated in the development of a new underground mining plan and addressing the local concerns, which include social, environmental and technical aspects of the project. Meridian remains confident in the long-term economic, environmental and technical aspects of the Esquel project and is committed to building trust with the community of Esquel, Chubut and Argentina, through Meridian’s demonstrated history and current practice of responsible mining.

In March of 2003, the provincial government of Chubut enacted laws 5000 and 5001. These laws banned open-pit mining and the use of cyanide in the province. In the opinion of the Company and its local legal counsel, these laws were in conflict with the national laws and the national constitution. Therefore, the Company hoped a positive outcome could be achieved in relation to the changing or annulling of the provincial laws 5000 and 5001, before the three year time frame for measuring for the delay of a project occurred. However, no changes or rulings were made on these laws. We are unable to reasonably determine when or if this may occur. As of December 31, 2005, our development activities on the Esquel project have been interrupted and the delay in development activities has reached three years. Based on applicable accounting guidelines, there is a presumption that a write-down of capitalized costs, deferred development and pre-operating costs is necessary. Since the timing of the approval process for the project cannot be determined at this time, Meridian does not have persuasive evidence that a write-down should not be taken. Therefore, under applicable accounting guidelines, Meridian is required to write-down these long-lived assets to their estimated fair value. The carrying value of the Esquel mineral properties written down is approximately $542.8 million (see the following table). The remaining value of the property is estimated to be equal to the fair market commercial real-estate value of the land, comparable to similar land in this region.

TABLE 1	(US$ Millions)
Purchase price	310.0
Capital spending on project	6.1
Future income tax liability 1	149.1
Currency translation adjustment 2	77.6
Total impairment	542.8
Income tax benefit	163.9
Net impairment	378.9

Note:
1  The future income tax liability is related to the future tax expense acquired as part of the purchase of the project.
2  The currency translation adjustment is related to the balance sheet adjustments for the foreign exchange difference between the time of purchase and the time of the write-off.

This impairment was charged in the period ending December 31, 2005 and is a non-cash item. The company remains confident in this project, and is studying various alternatives to move forward, including understanding the community issues and reviewing different mining and processing scenarios, including plans for an underground mine.

On July 21, 2006, Governor Das Neves of Chubut, Argentina, officially ratified the legislation which suspends all metal mining activity with specified areas of the province for the next three years. The areas included in the mining suspension include Meridian’s Esquel property. This does not affect the title to the Esquel property and the company continues to work within the community to understand their concerns as they relate to the project.

History, Location, Size and Access

The contiguous properties that form the Esquel gold project are located in the Sierra de Esquel, 7 kilometers northeast of the town of Esquel (population: 30,000) in southern Argentina and comprise an aggregate of 43,365 hectares of land. The geographic coordinates of these properties are centered at latitude 42˚ 43’S, longitude 71˚ 11’W. The properties are located at elevations between 1,200 and 1,400 meters.

Esquel is serviced 2 days a week by jet aircraft from Buenos Aires. The various properties comprising the Esquel gold project area may be accessed by traveling from Esquel via National Highways No. 259 (southeast) and No. 40 (northeast) for a total of 26 kilometers to the eastern boundary of the properties. The individual properties can be accessed from the eastern boundary of the project area via several dirt roads that require use of 4-wheel-drive vehicles.

In addition to the properties that form the Esquel gold project, the Company had an ownership interest in certain adjacent properties. During the year 2005, the Company entered into a transaction with Patagonia Gold S.A. in which we sold our 60% share of 936 square kilometers, known as the Leleque, Nahuel Pan and Huemules properties located in the region around the Esquel project for $1.5 million. These properties where previously held in a joint-venture with a subsidiary of Patagonia Gold S.A. These properties were deemed non-essential to the scope of the current project. There had not been any development activities on the Leleque, Nahuel Pan or Huemules properties.

Ownership

The various properties comprising the Esquel gold project are classified as either “permits”, ‘‘claims’’ or ‘‘mines’’ and are either owned outright by MED or through option contracts between MED and the direct owners. “Exploration permit” means an exclusive exploration permit granted for a certain period of time, covering a specific area, by the Mining Authority. The term of a permit begins 30 days after the date in which the granting resolution issued by the Mining Authority is notified to the applicant. During the 30-day period, the applicant must “begin” the work it has proposed in its application (as used here “begin” implies physical occupation with equipment and people). The commencement date cannot be postponed nor interrupted without consent of the Mining Authority. During the winter a “holiday” is granted. Generally, the Mining Authority grants approximately 180 days per winter season.

In respect of those properties not owned directly by MED, MED has entered into option contracts with the direct owners. In all such cases, MED is required to make an agreed schedule of payments following which it will obtain outright ownership of the properties, which will be transferred into its name at the provincial mining authority. These option arrangements provide that the original owner will retain a form of net smelter returns royalty (usually around 2 per cent) once the mine becomes productive.

With respect to the Esquel gold project Meridian is a 100% owner through its indirect subsidiary MED. The Galadriel-Julia vein system, which constitutes the Esquel gold project and which is the current focus of development for the Company, is located on the Cordon de Esquel property.

Geology

The rock formations on the Esquel gold project properties consist mainly of sub-horizontal andesitic volcanic rocks of Jurassic age with minor insertions of marine and shallow lagoonal, carbonaceous sediments. The rocks are cut by vein systems that generally trend north-south, but range from N30°W to N30°E, and dip steeply to the west or east. The width of the veins typically ranges from less than 1.0 metre to 12 metres, and the veins have strike lengths of greater than 2,000 metres. Veins are cut by steeply dipping faults that generally strike northeast or west-northwest. Displacement along these faults is generally less than 100 meters.

The veins contain quartz and chalcedony. Two types of quartz-chalcedony veins occur on the properties: one type is white to cream-colored, massive to banded veins; the other is dark gray to black veins containing an amorphous carbonaceous material that has been classified as pyrobitumen. Some intervals of the dark veins contain high gold grades. Both types contain ore-grade gold mineralization. Gold is commonly present in mineralized wall rock adjacent to the veins. Where mineralized, the wall rock contains pyrite. Gold grades are generally lower in the mineralized wall rock than in the veins, but some wall rock contains gold grades greater than 20 grams per tonne. Mineralization consists of a low-sulfur system containing gold (electrum containing approximately equal amounts of gold and silver), hessite, pyrargyrite, pyrite, marcasite, and minor sphalerite, chalcopyrite and arsenopyrite. Overall gold to silver ratios range from 1-2 ounces of gold to silver.

The Esquel corridor is marked on the east and west by steeply dipping north trending veins whereas the transecting and most prominent Galadriel-Julia vein dominates the center of the corridor. The veins have undergone slip movement concurrent with mineralization as evidenced by the sigmoidal form of the Galadriel-Julia vein, which gave rise to the significant local widths of approximately 50 meters. The Galadriel-Julia vein contains three major ore shoots. Galadriel Sur is the largest of the three, which centrally is 120 meters long by 25 meters wide averaging 24 grams of gold per tonne. The Galadriel-Julia vein is continuously mineralized over the entire 2.4 kilometer strike length. Multi-ounce assays in the core section are not uncommon.

Exploration and Drilling

The core area has been geologically mapped, channel sampled and drilled. A total of 579 channel samples from 67 separate channels representing 523 meters of cumulative sample length have been taken thus far. Standard channel sampling practices were followed in sample collection.

Six stages of drilling have been completed to date for inclusion in the feasibility work. Approximately 87 percent of the drilling has been on the Galadriel-Julia vein. A total of 611 holes have been drilled totaling 77,645 meters, including 32,414 meters of core. The majority of the core was HQ size and the core holes were also surveyed down-hole. The core was split and sampled based upon geologic boundaries. Reverse circulation drilling utilized face sampling bits with samples taken on 1-meter intervals.

Two geophysics surveys have been completed thus far utilizing Induced Polarization (“IP”) and Controlled Source Audiomagnetic Tellurics (“CSAMT”) techniques. The most recent survey was completed in December, 2002. Assaying was primarily performed by ALS Chemex and to a lesser extent by Alex Stewart Assayers. Gold assays were commonly completed using a 50-gram fire assay. A professional system of standards, duplicates, and blanks was used for assay quality control.

Efforts to identify additional economic resources have been focused in three areas. Firstly, the expansion of known ore bodies down-dip. Numerous sections in Galadriel Sur and Football Field have economic grades and widths in the deepest drill intercept. Secondly, further investigation of known veins that have received limited exploration drilling. Namely, these are Ungoliant, Antonio, Elena Sur and Elena Norte. The combined strike length of these veins is in excess of that of the principal Galadriel-Julia vein. And thirdly, the use of geophysical surveys to locate undiscovered hidden veins. The known veins have a geophysical fingerprint that can be used to identify highly prospective areas for exploration. Areas of particular interest lie to the west of Galadriel where IP indicates mineralization is deep seated and may be covered by younger volcanics.

During 2006, as during 2004 and 2005, all exploration activities remained suspended.

Rossi

Joint Venture Agreement

The Rossi property is subject to a joint venture with Barrick Gold Exploration, Inc. (“Barrick”). The joint venture has rights to 100% of the precious metal bearing ores on the Rossi property. Prior to November 18, 2003, all work on the property was carried out and funded by Barrick, pursuant to a Mining Venture Agreement (the “Joint Venture Agreement”), effective as of September 9, 1998. The Joint Venture Agreement created an operating and exploration partnership on the Rossi property, with Barrick bringing substantial underground experience in similar rock and ground conditions and the constructed facilities necessary to process Rossi material. Barrick’s proven exploration results and thorough understanding of Carlin Trend geology should enhance the process of exploiting the gold potential of this 28 square kilometer claim block.

Barrick was granted the right to earn a 60% interest in the project subject to fulfilling its obligation to spend $15 million by December 31, 2003. By December 31, 2003, Barrick met its initial contribution requirement of $15 million. Under the Joint Venture Agreement, if the joint venture mines ore from Rossi, Barrick is required to process up to 1,000 tons (short tons) per day at its nearby facilities; if the joint venture is terminated, Meridian retains the right to process up to 500 tons per day of Rossi material at Barrick’s facilities, on a custom-milling basis.

           During 2006, exploration was completed with a total of 36 underground core holes drilled totaling 4,319 meters, and 2 exploration holes were drilled from surface totaling 1,260 meters. Furthermore, Barrick completed engineering studies and permitting in preparation for project startup. Contractor mobilization and surface facility construction commenced in June 2006, and underground mine development commenced in July 2006. The Dee Ramp was rehabilitated and extended with a total of 205 meters of new excavation. Additional underground development work was completed on the project bringing total new advance for 2006 to 354 meters (including the extension of the Dee Ramp).

We anticipate achieving commercial production by the second quarter of 2007.

Geology and Exploration

The Rossi property is geographically situated between the Antelope and Boulder Creek drainages in the low rolling hills of the Sheep Creek Range, 26 miles northwest of Carlin, Nevada, and is part of the well-known Carlin Trend. Access to the property is by all-season gravel roads either through Boulder Valley or the Newmont Gold Company/Barrick Gold Corporation owned mining areas. The property is approximately 3.5 miles and 5 miles northwest of the Meikle (Barrick Gold Corporation) and Post/Betze (Barrick Gold Corporation/Newmont Gold Company) deposits, respectively, and immediately adjacent to the Dee gold mine (Glamis Gold Ltd.), currently in the closure process. The land position encompasses 10.7 square miles of unpatented mining claims as well as patented mining claims on U.S. federally owned ground.

Gold mineralization at Rossi is typical of the sediment-hosted mineralization on the Carlin Trend. Although the highest grade deposits occur in the lower plate carbonate rocks in the Roberts Mountains and Popovich Formations, lower grade mineralization also occurs in the siliciclastics of the upper plate. At Rossi, the focus of deep drilling at the STORM Resource has been the gold mineralization in the Popovich Formation. This mineralization occurs at depths from 200 meters to more than 600 meters. It is localized along the intersection of steeply dipping, high-angle northwest trending structures, a wide zone of shallow westward-dipping faults (Dee Fault), and the favorable Popovich lithologies of silty carbonates and carbonate breccias. Pyrite, strong silicification, and brecciation are all associated with the mineralization. This mineralization is the higher grade downward extension of the Dee deposit, which is an open pit mine immediately to the south.

Nearly all of the property is covered by upper plate rocks, which are poor ore hosts, above the Roberts Mountains Thrust. However, detailed mapping, sampling, and drilling have been successful in targeting and discovering high grade mineralization in the favorable lower plate carbonate horizons at depth. The Roberts Mountains Formation, which hosts a significant portion of the mineralization elsewhere on the Carlin Trend, has not yet been tested at Rossi.

The "STORM Resource Area," is located in the southern portion of the Company’s claim block adjacent to the Dee deposit. As part of the underground program, a 1,039 meter decline was completed to access a portion of the STORM Resource for underground drilling. This decline was completed late in December 1999, along with 204 meters of additional ancillary underground development.

Utilizing the 1,039 meter STORM decline for access, 35 underground drill holes, totaling 2,539 meters, were drilled into the "49er Zone" from January through April 2000. The underground program, drilled on 30 meter spacing, validated the previously modeled, structurally controlled, distribution of high-grade material. No underground work was conducted in 2001 and 2002.

The focus of exploration in 2003 was to further delineate the 49er Zone where an underground ramp (STORM Decline) was completed in 1999 for confirmatory underground drilling in 2000. The 2003 program consisted of rehabilitation of the STORM Decline and 9,149 feet of combined reverse circulation and core drilling along the center of the 49er Zone.

Exploration and development work completed during 2004 includes (1) construction of 1,576 feet of production and exploration drifts or cross-cuts to the End Zone and 49er Zone;(2) completion of

73 diamond drill holes totaling 19,227 feet from underground drill platforms;(3) initiation of an Environmental Assessment study for mining purposes, and (4) submittal of a Plan of Operation for the Storm deposit to the Bureau of Land Management and Nevada Division of Environmental Protection.

During 2006 work at the project focused on completing the drilling of the End Zone and Discovery Zones to prepare a full feasibility study. This was completed during the third quarter of 2006 at which time design and development of the mine commenced.

For 2007 we anticipate reaching commercial production during the second quarter of 2007. Meridians share (40%) of the full year’s production for 2007 is expected to be approximately 25,000 ounces of gold.

Beartrack

History, Location, Size and Access

The 100%-owned Beartrack mine was an open pit operation with a heap leach facility located approximately 11 miles west of Salmon, Idaho, near the historic mining town of Leesburg. The Beartrack property comprises approximately five square miles of patented and unpatented mining claims. The Company depleted the resource at the Beartrack mine in March of 2000. The operation is now in a reclamation phase, producing residual wash-down ounces from the heap leach pad. On going reclamation and monitoring work is being carried out during the spring, summer and fall months by the employees and supervised contractors. The work force is currently 4 employees working at the site.

Recent Operations

As of March 22, 2000, planned mining operations concluded at Beartrack with subsequent production coming solely from residual ounces on the heap leach pad. Gold production in 2006 was 209 ounces of gold, compared with 200 ounces produced at Beartrack in 2005.. The company continues to perform reclamation work and update its plans and forecasts for the remaining work to be performed. Upon the yearly review of future expenses, it was determined that the current Asset Retirement Obligation (ARO) liability was in excess of the cost needed to absorb the future expenses. Therefore, it was deemed necessary to decrease the company’s obligation by $1.0 million. For additional information, refer to note 16 - Asset Retirement Obligation, assets of the Company’s 2006 Annual Report), which is incorporated herein by reference.

Minera Florida

History, Location, Size and Access

On August 5, 2005 Meridian signed an Option agreement to purchase Minera Florida for a set price of $100 million. On July 1, 2006 Meridian executed the option agreement by paying $100 million to acquire the Minera Florida operating company.

At Meridians 100% wholly owned Minera Florida Mine, regional mining and prospecting activities date back to the early eighteenth century, when placer gold deposits were mined along creeks and rivers. In 1886, Albion Mining Company constructed a cyanidation plant, the first of its kind in Chile, and produced gold by the cyanidation method. A few years later, Sociedad Aurífera de Alhué constructed a flotation plant and operated a mine and mill until 1944. From 1944 to 1986, little exploration or mining activities were carried out in the area. In 1986, Sociedad Minera Maipo S.A. (SMM), a predecessor company to Florida, commenced exploration and regional evaluation of the area. In 1987, SMM constructed a processing plant, developed the gold bearing veins of the deposit and started small scale mining operations at the Lo Toro and Pedro Valencia deposits (currently Pedro Valencia is also known as the Minera Florida Mine). The mine has been in production ever since. As of December 31, 2005, some 5.6 million tonnes of material at an average grade of 5.9 g/t Au and 55 g/t Ag have been mined from the underground mine over time.

The Minera Florida Gold Project is located 73 km southwest of Santiago, Chile. The property consists of 149 mineral licenses covering a total area of approximately 10,200 ha. Mining Licenses in and around the Mine area are contained within a rectangular block (2.5 km x1.5 km) comprising 36 licenses. The property also includes some 113 Exploration Licenses in a large area around the Mining Licenses. These are lands adjacent to the north, east, and south of the Mining Licenses.

Access to the property is by paved road, along Route 78 to Melipilla, then south on highways No. 34 and 21, and then east on highway No. 29. Electric power is available through a 5km transmission line which is linked to the Chilean Power grid. Telephone and high speed internet service is available at the site. Water is available from small rivers and creeks within the property. Infrastructure for mining equipment and personnel is available at Melipilla, Rancagua, and Santiago in central Chile, where a number of underground deposits are in production. The mine is situated in an area with moderate to rugged topographic relief characterized by narrow valleys and high hills. The general area is characterized by a central valley 2 km to 3 km wide bounded by two mountain ranges, with approximately 500 m in topographic relief, of the coastal mountain range in central Chile.

Geology & Mineralization

The Minera Florida deposit is situated within the Coastal Cordillera of Central Chile. Gold and polymetallic mineralization is hosted by quartz veins and stockwork within andesitic tuffs and other volcaniclastic rocks of the Upper Cretaceous Lo Valle Formation. The veins and other structures in the area are commonly associated with hydrothermal (siliceous and propylitic) alteration and mineralization including gold, silver, zinc, and lead values. There are four major sets of mineralized structures that are recognized in the area. These are:

•	Northwest trending structures (average orientation at Azimuth 282°) such as the steeply north or south dipping Pedro Valencia, Bertas, and Lisset structures.

•	East-West structures, such as the vertical to steeply south dipping Millenium, Lo Prat, Lo Balta, Esmeralda and Quillayes structures and the steeply north dipping Marisol and Cantillana structures.

•	Northeast trending structures (average orientation at Azimuth 042°), such as the steeply southeast dipping Farellón Tribuna structure.

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North trending structures, such as the steeply east dipping Pedro Valencia Occidental and Maqui Clavo I and II veins. These structures are parallel, or adjacent, to north trending normal faults which cut the earlier (east trending) veins.

Gold mineralization in the Alhué Mine area occurs as native gold and electrum (AuAg) associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite. Mineralization is commonly associated with hydrothermal alteration including quartz, adularia, epidote, chlorite, and actinolite. Quartz occurs in four types; as grey siliceous zones, green quartz, translucent quartz, and white quartz. Some veins exhibit metal zoning, with a silver-rich zone in the upper part of the vein, a gold-rich zone in the central part, and a zinc-rich zone in the lower part of the vein.

In general, mineralized structures are comprised of different parts, including:

•	An inner quartz vein (core) consisting of material exhibiting quartz flooding or massive quartz, surrounded by -
•	Stockwork of quartz veinlets and/or hydrothermal breccia, both of which are mineralized.

Exploration

Previous exploration on the Alhué Property was carried out by SMM and Florida. From June 2005 to June 2006, Florida has been exploring the Agua Fría vein system as part of the due diligence program funded by Meridian. To date, some 28,460 m of underground drilling has been completed in 94 diamond drill holes. The holes are collared along drill stations spaced 100 m apart, testing the Peumo, Espino, Sopresa, Litre, and Tribuna veins. All of the holes are inclined holes, with total length of the holes ranging from 29 m to 510 m. The drill hole collar locations are surveyed based on the Universal Transverse Mercator (UTM) coordinate system. Down-hole surveys of the holes are also carried out to provide control information on the directional deviation (both azimuth and inclination) of each hole.

The mineralized veins of the deposit, excluding recent exploration in the Agua Fría area, have been explored by some 713 underground and surface diamond drill holes. Systematic testing of the gold bearing zones was started by SMM in 1986 and continues to the present by Florida. To date, some 76,210 m of drilling has been completed.

During 2006, Florida explored the Agua Fría vein system as part of the due diligence program funded by Meridian. To date, some 28,460 m of underground drilling has been completed in 94 diamond drill holes, as noted above.

For holes longer than 500 m initially, HQ size core is recovered and then reduced to NQ and BQ size core. For shorter holes, NQ or BQ size core is recovered. The procedures used during the diamond drilling programs are as follows:

•	The collar locations of all drill holes are surveyed and marked by Florida crews.
•	A Maxibor survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) of each hole.
•
Lithologic logging is done on drill core and geotechnical observations are made by company geologists, depicting all down-hole data including assay values. All information is recorded on handwritten logs.

Sampling and Analysis

Continuous sampling was carried out on all underground drill holes at intervals ranging from 30 cm to 1.5 m down the hole. The whole core was assayed, with only a small representative sample stored for future reference. All assays are stored in a central database used for resource estimates. Detailed laboratory certificates are included with all drill logs.

During the past several months, geologists from Meridian have been working with Florida geologists and sampling of drill core is done such that the core is cut by a diamond dill hydraulic cutter, half of the core is sampled and sent for assays, and the other half is stored at the site. Sampling is done at one-metre intervals for the whole mineralized intersection. In addition, face sampling of all underground workings is carried out by Florida personnel, with samples of the mineralized veins as well as the wall rocks. In total, 16,120 samples have been collected and sent for assays. This includes some 5,630 samples in 2005 and 10,490 samples from January to June 2006.

All assays used in the Mine are done at the laboratory located near the mill, warehouse, and office complex. Rock and core samples are crushed, pulverized, and fire assayed for gold and silver on-site at the mine laboratory. There are separate crushing and pulverizing circuits for the mine grade control samples and exploration samples (of muck or face samples). Quality control includes the use of blanks, duplicates, standards, and internal check assays by the Mine laboratory, and external check assays performed at ALS Chemex Laboratories (ALS Chemex) of Santiago, Chile.

Recently, since the beginning of the joint exploration efforts at the site, check assaying has been conducted independently by the Meridian exploration group. The mine laboratory currently uses a number of standard samples with the assay values certified by an external laboratory, Chile Laboratory in La Serena, Chile (SGS La Serena). The quality assurance procedures and assay protocols followed by Florida for underground sampling and drill core samples at the Mine are as follows:
•
Samples are handled only by the Florida authorized personnel. Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon completion of the underground sampling. All drill core from underground drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel. Within 48 hours, the material core intervals

(e.g., potentially mineralized intervals) are photographed, logged and sampled; and the samples are delivered directly to the Acme Analytical Laboratories S.A. (Acme) in Chile. Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of the split core is stored on-site as a control sample, available for review and resampling if required.

          In 2005, 5,630 samples were sent to ALS Chemex. In 2006, 1,926 were sent to ALS Chemex and 8,564 samples were sent to the Acme laboratory.

Gold mineralization at Alhué occurs in at least nineteen mineralized veins and zones of hydrothermal breccia hosted by gently northeast dipping volcaniclastic rocks. The mineralized areas range from 50 m to 200 m in length, 0.8 m to 30 m in thickness, and extend up to 500 m in depth.

Mining and Milling Operations

The Alhué Mine operates at the rate of approximately 1,200 tpd, 35,000 tonnes per month, 420,000 tonnes per year. The underground mining method is sublevel open stoping. Access to the underground workings is via a number of adits, ramps, cross-cuts and drifts. Trackless mining equipment is used exclusively underground. The ground is very competent, requiring little support in waste development, and minor rock bolting and meshing in ore development headings. Ore is hauled 8.2 km to the processing plant in 30-ton haul trucks and waste rock is hauled using 20-ton trucks.

At the process plant, the ore is crushed in three stages in closed circuit with vibrating screens. The crushed ore is fed to a ball mill where it is ground in closed circuit with a cyclone cluster. The cyclone overflow is then delivered to two identical flotation lines. The flotation plant tailings are the final plant tailings and are pumped to the tailings facility. The flotation bulk concentrate is thickened and leached with NaCN (sodium cyanide) solution. The leached slurry is then sent to a thickener with the overflow containing the leached gold and silver and the underflow containing the sulphidic solids. The products of the leaching circuit are a pregnant solution, containing Au and Ag, and a thickened pulp containing the zinc sulphides. The warmed pregnant solution is pumped to four electrowinning (EW) cells where a Au and Ag sludge is deposited on the cathodes. The sludge is washed off, filtered and dried prior to being smelted into doré metal in a furnace. The barren solution is sent to an INCO SO2/air cyanide destruction circuit. The filtered solids are fed to the zinc flotation circuit at a rate of 1,400 tonnes per month to produce a final zinc concentrate. The zinc concentrate is shipped to a refinery in Europe. Historical metallurgical recoveries are approximately 80% for gold, 65% for silver, and 52% for zinc.

Recent Operations

Meridian is in the process of evaluating the optimal mine throughputs. Currently, test work and design criteria are being established to evaluate the feasibility of increasing production capacity from 1,200 tonnes per day to 2,100 tonnes per day. Meridian expects to conclude the feasibility of this project by the fourth quarter of 2007.

Jeronimo

History, Location, Size and Access

On September 15, 2006 Meridian signed an agreement to acquire the 56.7% controlling interest in Agua de la Falda S.A. (“ADLF”) that includes the Jeronimo Deposit from the Corporacion Nacional del Cobre de Chile (“Codelco”) for $20 million. On September 22, 2006 Meridian concluded the transaction with Codelco and acquired a 56.7% interest in the property by paying $20 million.

The ADLF’s property is located 50 kilometers southeast of El Salvador in the Third Region of Northern Chile. Access to the property is by paved highway from the town of Copiapo. The property encompass over 240 km² and include the past El Hueso, Coya and Agua de la Falda mines that produced over 660,000 gold ounces for Homestake Mining Company between 1988 and 2002. The Jeronimo Deposit is the downdip extension of the ADLF deposit. Exploration and development work completed by previous owners, Homestake and Barrick, included at least 150 diamond drill holes that have delineated the manto that hosts the Jeronimo Deposit. A 3D geologic model completed with this drilling indicates potential for 12 to 18 million tonnes of mineralization with average grades of between 5 and 7 g/tonne gold.. The potential mineral body is largely unoxidized and will require further metallurgical testing to determine the proper processing techniques to liberate the gold in a production environment. There is an existing scoping study on the property and as part of the agreement; Meridian is required to prepare the feasibility study of the Jeronimo Deposit.

During 2006, Meridian and Codelco formed the partnership and laid the foundation for future metallurgical test work and drilling to be completed in 2007. During 2007 Meridian plans to perform additional drilling to better define the orebody and collect a representative sample of the ore for metallurgical testing. Metallurgical testing will commence during the second quarter of 2007 with early results expected during the later half of the year. Meridian is currently completing an infill exploration program on behalf of the Joint Venture. As part of the program a NI 43-101 resource estimate will be completed.

Mercedes

History, Location, Size and Access

Mercedes is located approximately 50 km SE of Magdalena in the state of Sonora. Local people are available for work from Curcurpe, population of approximately 1,000, which is located roughly, 15km northwest of Mercedes, Magdalena, population of approximately, 25,000, or Hermosillo population of 600,000. The nearest power grid is located at Curcurpe. Water is available from local streams during the rainy season (February, July, August) and from wells on the property. The property has control over the surface rights which are under lease by Meridian.

Access to Mercedes is from a paved road from Curcurpe and ~ eight kilometers of dirt road through a locked gate. Four-wheel drive is required during the rainy season and access may be temporarily (< 1 day) curtailed due to high arroyo waters.

The area is within the Sonoran Desert with temperatures generally ranging from 100˚F during summer days to 30˚F on winter evenings. Rainfall is probably averages 10”-16” as is typical of nearby areas in the Sonoran Desert. Elevations within the mineralized areas range from 1100m to 1350m in an area ranging from rolling hills on the west to rugged terrain with deeply incised canyons to the east.

Vegetation ranges from grassland with cactus and brush to oaks and minor juniper. The area is known for it’s hunting including various birds, deer, javelina, and occasionally puma.

Geologically, the area is mostly Tertiary aged volcanic flows tuffs, and volcaniclastics and younger gravels derived from erosion of the volcanics.

ITEM 6: DIVIDENDS

Dividends are payable to shareholders at the discretion of the Board of Directors; no dividends were declared in 2006, 2005 or 2004.

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE

Reference is made to note 22 - Share Capital of the Company’s 2006 Annual Report, which is incorporated herein by reference.

ITEM 8: MARKET FOR SECURITIES

Meridian’s common shares are listed on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The closing price of the Company’s common shares at December 31, 2006, was CDN$32.43 per share on the TSX and US$27.79 per share on the NYSE. The monthly trading history during 2006 on the TSX and NYSE are reported in the table below:

	TSX (CDN $ per share)			NYSE (US $ per share)
	Hi gh	Low	Avg Daily Volume	High	Low	Avg Daily Volume
January	$31.68	$25.64	480,600	$27.75	$22.04	1,054,100
February	31.63	26.10	560,500	27.63	22.56	946,200
March	35.46	27.33	417,900	31.68	23.50	1,044,000
April	37.41	33.05	476,100	32.97	29.07	844,900
May	42.30	32.26	467,500	38.31	28.57	1,369,900
June	37.21	28.77	476,300	33.79	25.86	1,159,100
July	35.75	29.52	407,300	32.85	25.93	997,600
August	33.29	29.48	499,200	30.08	26.55	907,400
September	35.94	25.90	559,700	32.53	23.17	1,344,300
Oct ber	28.49	25.07	460,300	25.47	22.12	984,400
November	35.35	28.16	418,200	30.93	24.75	1,245,100
December	35.49	30.83	282,300	31.08	26.62	933,500

Stock trading history for each quarter of 2006 and 2005 can be found on the inside back cover of the Company’s 2006 Annual Report, which is available from the Company’s website, www.meridiangold.com.

ITEM 9: ESCROWED SECURITIES

The directors and management of the Company are unaware of any securities held in escrow.

ITEM 10: DIRECTORS AND OFFICERS

The Directors’ names, state or province of residence, term of office, security holdings and occupation are reported in the Management Information Circular and Proxy Statement dated March 1, 2007 under the section “Nominees for Election to the Board of Directors”. The committees of the board and the committee members are reported in the Management Information Circular and Proxy Statement dated March 1, 2007 under the section "Nominees for Election to the Board of Directors". The referenced sections and pages in the Management Information Circular and Proxy Statement dated March 1,, 2007 are incorporated herein by reference. The Management Information Circular and Proxy Statement are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The officers of the Company are along with their title and ownership as follows:

Officer	Title	Ownership of Common Shares as of December 31, 2005
Edward C. Dowling	Chief Executive Officer and President	50,000
Peter C. Dougherty	Vice President, Finance, Chief Financial Officer and Secretary	21,089
Darcy E. Marud	Vice President of Exploration	26,345
Darrin L. Rohr	Vice President, Human Resources and Chief People Officer	13,295
Edgar A. Smith	Vice President of Operations	82,494

The preceding ownership information includes restricted shares, which have full voting and other rights apart from the right to sell or transfer the shares, which will be encumbered until the vesting date for such shares.

Each officer is a resident of the state of Nevada in the United States and has been employed by the Company, or one of its subsidiaries, for the preceding 5 years except Mr. Dowling and Mr. Rohr. Mr. Dowling was an executive for multiple mining companies before his employment with the Company in 2006. Mr. Rohr was a human resource professional with a brokerage firm before his employment with the Company in 2003.

Directors and officers of the Company own an aggregate of less than 1% of the outstanding common shares.

Audit Committee

The composition of the Audit Committee members are reported in the Management Information Circular and Proxy Statement dated March 1, 2007 under the section "Board Committees" and their experience is reported under the section “Nominees for Election to the Board of Directors”. The independent auditor fees are reported in the Management Information Circular and Proxy Statement dated March 1, 2007 under the section "Appointment of Auditors". The referenced sections and pages in the Management Information Circular and Proxy Statement dated March 1, 2007 are incorporated herein by reference.

The following table discloses the composition of the audit committee and the member’s status:

Audit Committe Member	Chair	Independent(1)	Financially Literate (2)	Financial Expert (3)
Richard P. Graff (3)	X	X	X	X
Christopher R. Lattanzi		X	X
Gerard E. Munera		X	X

Notes:
(1)
An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer, meaning, a relationship which could be reasonably expected to interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

(3)
An individual is a financial expert as determined by the Audit committee if he or she through education or experience has an understanding of financial statements and GAAP experience in 1) preparing, auditing, analyzing, or evaluating financial statements of companies comparable to the company or experience in actively supervising one or more persons engaged in such activities, and 2) in applying GAAP to accounting for estimates, accruals and reserves; and an understanding of internal auditing controls, procedures for financial reporting, and the functioning of audit committees.

Mr. Richard P. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and, most recently, has served as a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He currently serves on the board of directors of NewWest Gold Corporation.

Mr. Christopher R. Lattanzi is a mining engineer, an independent mining consultant and former President of Micon International Limited, mineral industry consultants. He currently does not serve on any other publicly traded company’s board.

Mr. Gerard E. Munera previously served as President and Chief Executive Officer of Minorco USA (an affiliate of Anglo American), Senior Vice President of Corporate Planning and Development and Member of the Executive Committee of Rio Tinto, and Chief Executive Officer of Union Miniere (Brussels). His 40 years of business experience include chairmanships and directorships of senior and junior, private and public companies in the U.S., Australia, Africa, Europe and South America. He currently serves on the boards of Dynamic Materials Corporation, Nevsun Resources Ltd., and Magindustries Corporation.

External Auditor Service Fees

KPMG LLP has been the auditor of the Corporation since July 1996.

Total fees charged to the Corporation by KPMG LLP in 2006 and 2005 are:

Service Provided	2006	2005
Audit services	835	410
Audit-related services	9	65
Tax services	336	173
Total	1,180	648

Charges for “Audit Fees” relate primarily to the annual audit and quarterly reviews of the Corporation’s financial statements; “Audit-Related Fees” include primarily consultation on matters related to acquisitions, reorganization and assistance with the implementation of Sarbanes-Oxley requirements. “Tax Fees” include providing guidance pertaining to the interpretation of applicable tax laws and regulations in the countries where the Corporation conducts business and the preparation or review of tax returns filed in Canada, the United States and other foreign jurisdictions. The Audit Committee of the Board of Directors has provided guidance to management pertaining to the appropriate contracting of services from KPMG LLP. The Audit Committee reviews and pre-approves the annual budget and scope of work provided by the external auditor. Deviations from pre-approved budgets or scope must be approved by the Audit Committee. No exceptions are granted for de minimis fees for non-audit related activities.

The Audit Committee charter, which was approved by the Board of Directors on February 22, 2007, is as follows:

Audit Committee Charter

The Board of Directors (the "Board") of Meridian Gold Inc. (the "Corporation") shall establish an Audit Committee (the "Committee") comprised of not fewer than three members of the Board, none of whom are executive officers or employees of the Corporation or any of its affiliates and at least one of whom shall be a resident Canadian. The membership qualifications, authority, responsibility, and specific duties of the Committee are set forth herein.

PURPOSE

The purpose of the Committee is to provide oversight of the Corporation in relation to:

(a)    the accounting and financial reporting processes and audits of financial statements,

(b)    the integrity of financial statements,

(c)    compliance with legal and regulatory requirements,

(d)    the qualifications and independence of independent auditors, and

(e)    the performance of the independent auditors and the internal audit function.

The function of the Committee is oversight. In fulfilling their responsibilities under this Charter, it is recognized that members of the Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards.

The Committee is directly responsible for the appointment, compensation and oversight of the work of the independent auditors (including resolving disagreements between management and the independent auditors regarding financial reporting). The Committee has the authority and responsibility to appoint, retain and terminate the independent auditors (subject, if applicable, to shareholder approval).

Management is responsible for the preparation, presentation and integrity of the financial statements and any financial information filed with securities regulatory authorities or stock exchanges or otherwise publicly disseminated.

Management and the persons responsible for the internal audit function, whether employees of, or consultants to, the Corporation, are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

MEMBERSHIP QUALIFICATIONS

The Committee shall consist of three or more members of the Board of Directors, each of whom the Board of Directors has determined has no material relationship with the Corporation and each of whom is otherwise "unrelated" or "independent", as the case may be, under the applicable regulations or rules of (i) the provincial securities regulatory authorities in Canada and the Securities and Exchange Commission in the United States, and (ii) the Toronto Stock Exchange and the New York Stock Exchange, Inc. (collectively, the "Applicable Regulatory Authorities").

Members of the Committee shall be appointed by the Board of Directors based on nominations recommended by the Corporate Governance Committee. Members of the Committee shall serve at the pleasure of the Board of Directors and for such term or terms as the Board of Directors may determine.

The Board of Directors shall determine whether each member is "financially literate" and whether one member of the Committee is an "audit committee financial expert", or such other similar qualifications, expertise or experience required by the Applicable Regulatory Authorities, in each case as interpreted by the Board of Directors in its business judgment.

No director may serve as a member of the Committee if such director serves on the audit committees of more than two other public companies, unless the Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee, and discloses this determination in the public disclosure documents.

The Board of Directors shall designate, based on the recommendation of the Committee, one member of the Committee as its chairperson. In the event of a tie vote on any issue, the chairperson's vote shall decide the issue.

COMMITTEE MEETINGS

Subject to the by-laws of the Corporation and any resolution of the Board, the Committee shall meet at a time and place determined by the chairperson of the Committee. A resolution in writing, signed by all of the Committee members shall be as valid as if it had been passed at a meeting of the Committee.

Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A Committee member participating in such a meeting by such means is deemed to be present at that meeting.

The Committee should meet separately at least quarterly with management, the persons responsible for the internal audit function and representatives of the independent auditors to discuss any matters that the Committee or any of these persons believe should be discussed privately. The Committee may request any officer or employee or outside legal counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Committee shall follow the rules of procedure set forth in the by-laws of the Corporation or of the Board established by it from time to time to govern its activities.

DUTIES AND RESPONSIBILITIES

The role, duties and responsibility of the Committee shall be:

(a)
to appoint, retain and terminate the independent auditors (subject, if applicable, to shareholder approval), including the sole authority to approve all audit engagement fees and terms, and to determine any other compensation to be paid to the independent auditors,

(b)	to pre-approve, or adopt appropriate procedures to pre-approve, and to monitor all audit and non-audit services to be provided by the independent auditors,

(c)
to ensure that the independent auditors prepare and deliver annually the Auditors' Statement relating to, among other things, the independent auditors' internal quality-control procedures (it being understood that the independent auditors are responsible for the accuracy and completeness of the Auditors' Statement),

(d)	to obtain from the independent auditors annually a formal written statement of the fees billed in each of the last two fiscal years for the services rendered by the independent auditors,

(e)
to obtain from the independent auditors in connection with any audit a timely report relating to the annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any "management" letter or schedule of unadjusted differences,

(f)	to resolve any disagreements between management and the independent auditors regarding financial reporting by the Corporation,

(g)	to review and evaluate the qualifications, performance and independence of the lead audit partner of the independent auditors,

(h)
to discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring audit partner and any other active audit engagement team partner and consider whether there should be a regular rotation of the audit firm itself,

(i)	to take into account the opinions of management and the persons responsible for the internal audit function in assessing the independent auditors' qualifications, performance and independence, and

(j)	to instruct the independent auditors that the independent auditors are ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

With respect to the internal audit function,

(k)	to review the appointment and replacement of the person with principal responsibility for the internal audit function, and

(l)
to advise the person with principal responsibility for the internal audit function that he or she is expected to provide to the Committee summaries of and, as appropriate, the significant reports to management prepared in relation to the internal audit function, and with respect to financial reporting principles and policies and internal audit controls and procedures,

(m)
to advise management, the persons responsible for the internal audit function and the independent auditors that they are expected to provide to the Committee a timely analysis of significant financial reporting issues and practices,

(n)
to meet with management, the persons responsible for the internal audit function and the independent auditors to discuss, and review before the public disclosure by the Corporation of, among other things, the annual audited financial statements and quarterly unaudited financial statements, including disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations",

(o)	to consider any reports or communications (and management's responses thereto) submitted to the Committee by the independent auditors required by applicable auditing standards,

(p)	to discuss internal controls with the Corporation's chief executive officer and chief financial officer,

(q)
to discuss guidelines and policies governing the process by which senior management and the relevant departments of the Corporation assess and manage exposure to risk, and to discuss major financial risk exposures and the steps management has taken to monitor and control such exposures,

(r)	to undertake, from time to time, a review of any balance sheet or income statement item to gain understanding and comfort with accounting, cash, management, and policies of the Corporation,

(s)	to obtain from the independent auditors assurance that the audit was conducted in a manner consistent with applicable generally accepted auditing standards,

(t)
to discuss with the chief legal officer or outside legal counsel, or both, any significant legal, compliance or regulatory matters that may have a material effect on the financial statements or the business, operations or compliance policies of the Corporation, including material notices to or inquiries received from governmental agencies,

(u)
to discuss and approve for release, in accordance with the Corporation’s Disclosure Policy, earnings press releases, the Management Information Circular, 40F / AIF, Annual Financial Statements, Management’s Discussion and Analysis, and any other such financial statements or financial information filed with securities, regulatory authorities or stock exchanges or otherwise publicly disseminated,

(v)	to discuss the types of financial information and earnings guidance, if any, provided, and the types of presentations made, to analysts and rating agencies,

(w)
to establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, in accordance with the Corporation’s Code of Ethics and Business Conduct Guidelines,

(x)	to recommend to the Board of Directors candidates for appointment as, the Controller and Chief Accounting Officer, and Vice President, Finance and Chief Financial Officer,

(y)	to establish hiring policies for employees or former employees of the independent auditors, and

(z)	to review all related party transactions.

COMMITTEE REPORTS

The Committee shall produce or cause to be produced the following reports and provide them to the Board of Directors:

(a)
any reports or other disclosures required to be prepared in relation to the Committee or its activities pursuant to applicable laws or stock exchange requirements in Canada or the United States for inclusion in the Corporation's public disclosure documents,

(b)
an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board of Directors any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report; and

(c)	a summary of the actions taken at each Committee meeting, which shall be presented to the Board of Directors at its next scheduled meeting.

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

The Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.

RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of special legal counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management.

ITEM 11: PROMOTERS

There has not been a person or company who acted as a promoter for the Company during the current financial year or within the three most recently completed financial years.

ITEM 12: LEGAL PROCEEDINGS

USA

Since Meridian’s Royal Mountain King (“RMK”) mine ceased operations in July 1994, Meridian Beartrack Corporation (“Meridian Beartrack”) has focused its efforts at RMK on final closure of the mine in accordance with environmental requirements. In spite of compliance with the requirements of the permits and approvals issued by the California Regional Water Quality Control Board for the Central Valley Region (“RWQCB”), exceedances of ground and surface water quality limits have been detected. Based on these exceedances, in March 2001, the RWQCB issued a new Waste Discharge Order (the “New Waste Discharge Order”) which reclassified the mine’s overburden disposal sites (“ODS’s”) in such a manner as to impose significantly more stringent closure requirements, as well as imposed closure requirements involving other facilities. At the same time, the RWQCB issued a Cease and Desist Order (the “Order”) imposing a schedule of tasks for compliance with the New Waste Discharge Order, which Meridian Beartrack appealed to the State Water Resources Control Board (the “State Board”). Based on further extensive technical analysis, Meridian Beartrack and its consultants concluded that the detected exceedances are due to rising, naturally occurring poor quality groundwater. On May 20, 2004, the State Board issued its own Order vacating the RWQCB Order and remanding the matter to the RWQCB for further action consistent with the State Board’s findings and conclusions. The State Board suggested that the RWQCB consider less costly closure approaches. Meridian Beartrack was directed to consult with the RWQCB on a plan for establishment of expanded and enhanced wetland and riparian areas to further attenuate the runoff of contaminants in surface water from the mine site and to submit such plan to the RWQCB staff by December 1, 2004. (Meridian Beartrack submitted such a plan in a timely manner.) Since the time of the state Board Order, the Regional Board staff has agreed that the stringent closure requirements for the ODS´s should not apply and not be included in a final order for the site. Meridian Beartrack has applied to the Regional Board for transfers of the seepage water at the toes of the Overburden Disposal Site (ODS´s) to Skyrocket Pit Lake, where it will intermingle with inflowing groundwater and precipitation. In addition, Meridian Beartrack also has filed with the Regional Board a Federal Clean Water Act National Pollution Discharge Elimination System (NPDES) permit application for controlled rain season releases of water from the lake to surface drainage, where it would be blended with storm water to meet specified water quality Standards, in lieu of releases through constructed wetlands and riparian areas. Because Meridian Beartrack´s NPDES permit application has not yet been fully processed by the Regional Board prior to the 2006-2007 rainy season, beginning in December, a “Time Schedule Order” has been implemented by the Executive Officer to cover the transfers and possible overflows from the lake during significant rain events on an interim basis. A citizen’s suit by the California Sportfishing Protection Alliance under the Clean Water Act seeking that Meridian obtain such an NPDES permit and other relief has been settled through a stipulated court order.

Chile

On August 6, 2004, Cates Family LLP - a company incorporated according to the Laws of the state of Delaware, United Sates of America - filed a civil lawsuit in the 16th Civil Court of Santiago (file N°6929-2004) against Meridian Gold, Inc., Meridian Subco I Limited, Meridian Subco II Limited and Minera Meridian Limitada. The plaintiff claims that this lawsuit is grounded in certain actions undertaken by the defendants that prevented the plaintiff from collecting part of the US$11,785,772.15 that Messer. Raúl and Gustavo Pizarro Araya owed to Cates Family LLP, who acting together with the defendants would have taken out of the net worth of Messrs. Pizarro Araya goods in which the plaintiff otherwise would have had the right to foreclose according to general rules of Civil Law.

This lawsuit is for damages arising from extra-contractual responsibility in the amount of US$11,785,772.15.

On March 9, 2005 the plaintiff withdrew the lawsuit with respect to Meridian Subco I Limited and Meridian Subco II Limited.

Defendants (Meridian Gold Inc. and Minera Meridian Limitada) filed on July 14, 2005 Preliminary Defenses (excepciones dilatorias) based on the lack of representation of the plaintiff and general lack of requisites of the demand.

On July 22, 2005 plaintiff responded to the preliminary defenses filed by the defendants and by resolution of July 22, 2005 the Court opened an evidentiary term with respect to the referred preliminary defenses.

To this date this special evidentiary term for these preliminary defenses is pending for testimonial evidence to be produced in the United Sates of America.

Argentina

On July 3, 2002, the Company completed an unconditional share purchase offer for Brancote, owner of the Esquel gold project. As part of this purchase, Meridian acquired the commitments held by the former Brancote. One of these commitments was related to a payment to Trendix S.A. related to certain claims included in the property package. The conditions of the payment include the option for a buy-out for $9 million dollars or a royalty fee of 3% of production for the specific claims in the land block. Meridian and Trendix tried to reach an agreement on an acceptable pay-out, but agreed upon conditions where never realized. A lawsuit was filed by Trendix S.A. in Argentinean, claiming that Meridian, through the negotiation process, committed to converting the royalty payment to a fixed amount pay-out. Meridian believes that Trendix is not entitled to the buyout because acceptable negotiated terms were never completed, nor were acceptable negotiated terms reached, therefore the royalty of 3% applies on future production. Subsequent to the filing of the lawsuit, Trendix has obtained a lien from a Judge on the specific claims related to this dispute pending resolution of this case.
The Company may have contingent liabilities, claims and commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

ITEM 13: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No loan guarantee, financial assistance, or similar extension of credit will be made to officers of the Company without prior Board of Directors approval. It is the intent of the Company to make such loans only when business activity by the Company makes this necessary. In no case will the Company be permitted to hold shares of the Company as collateral security for a loan to an officer.

None of the directors or officers of the Company, nor any proposed nominees for election as directors, nor any associate or affiliate of any such person, had any direct or indirect material interest, during 2006 or 2005, in respect of any matter that has materially affected or is expected to materially affect the Company or any of its subsidiaries.

ITEM 14: TRANSFER AGENTS

The Company’s registrar and transfer agent is Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

ITEM 15: MATERIAL CONTRACTS

The Company, in the ordinary course of business, has engaged in several key contractual commitments. These contractual commitments are reported in the Company’s 2006 Annual Report under Contractual Commitments and Contingent Liabilities in note 21 - Commitments and Contingencies, which are incorporated herein by reference.

ITEM 16: INTEREST OF EXPERTS

Names of Experts:
Robert R. Wheatley	Geologist, Meridian Gold Inc.	Certify mineral reserves & resources
James Pearson	Mining Engineer, Scott Wilson Roscoe Postle Associates Inc.	Certify mineral reserves & resources
Hrayr Agnerian	Geologist, Scott Wilson Roscoe Postle Associates Inc.	Certify mineral reserves & resources
David W. Rennie, P. Eng.	Geological Engineer, Roscoe Postle Associates Inc.	Certify mineral reserves & resources
Robin J. Young	CEO, Western Services Engineering, Inc	Certify mineral reserves & resources

Interest of Experts:

Each of the experts named above does not control or exercise control over more than 1% of the Company’s securities.

ITEM 17: ADDITIONAL INFORMATION

Additional information, including directors’ and named executive officers’ remuneration and indebtedness, principal holders of the Company’s securities and named executive officers’ options to purchase securities, is contained in the Company’s Management Information Circular and Proxy Statement dated March 1, 2007, and may be found on SEDAR at www.sedar.com. Outstanding and exercisable options as at the end of the most recently completed fiscal year are reported in note 22 - Share Capital of the Company’s 2006 Annual Report, which are incorporated herein by reference.

The Company’s filings with the securities regulatory authorities in Canada, including the Company’s 2006 Annual Report, and additional financial information provided in Management’s Discussion and Analysis and Consolidated Financial Statements for the most recently completed financial year, are available on SEDAR at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available on EDGAR at www.sec.gov.

The Company’s Corporate Governance Guidelines, Board Mandate, Board Committee Charters and Code of Ethics and Business Conduct Guidelines are available on the Company’s website at www.meridiangold.com. References to information reported at the Company’s website are not incorporated in this document.